                                    EXHIBIT A

                                 CITY OF NAPLES

                                TABLE OF CONTENTS


                                                                                     Page
                                                                                     ----
INTRODUCTION...........................................................................7

CITY OF NAPLES.........................................................................9

THE ECONOMY...........................................................................14

FINANCIAL CONDITION OF THE CITY.......................................................16

DEBT OF THE CITY......................................................................25

THE REPUBLIC OF ITALY.................................................................27

OFFICIAL STATEMENTS...................................................................51

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES........................................51

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2004..................................52

                                  INTRODUCTION

The Euro

The Treaty on the European Union (the "Maastricht Treaty"), which came into effect on November 1, 1993, established the guidelines for a single European currency under the monetary control of a European Central Bank. The European Monetary Institute ("EMI") was subsequently established with responsibility for the technical preparations for European Monetary Union (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states. With the approval of the Council of the European Union, Italy, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Luxembourg, the Netherlands, Portugal and Spain (the "Participating Member States") agreed to adhere to the Maastricht Treaty.

On January 1, 1999, the Euro officially became a currency, alongside each of the national currencies of Participating Member States, which were fixed at irrevocable conversion rates to the Euro, and the currencies of other European Union member countries that are not Participating Member States also became linked to the Euro. The national currency of each Participating Member State continued to be the sole legal tender for cash transactions in each nation. The conversion rate between the Euro and the Italian Lira was fixed at Lit.1,936.27 per Euro. The following table sets forth the fixed conversion rates between the Euro and each of the twelve Participating Member States' national currencies:


                Belgian/
               Luxembourg   French   Deutsche    Irish     Dutch    Portuguese  Spanish    Austrian   Finnish  Italian   Greek
                 Francs     Francs     Mark     Pounds    Guilder    Escudos    Pesetas   Schillings   Marks    Lira     Drachma
               ----------   ------   --------   ------    -------   ----------  -------   ----------  -------  -------   -------

'E'1.00.....    40.3399   6.55957   1.95583   0.787564    2.20371    200.482    166.386    13.7603    5.94573  1936.27   340.750

Also on January 1, 1999, the European Central Bank in Frankfurt began to determine the monetary policy for the Participating Member States centrally. Beginning on January 1, 2002, the Euro was introduced as the legal tender in each of the Participating Member States and each of the pre-existing national currencies continued to be accepted for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002, and has been removed from circulation and replaced by the Euro.

All Lira amounts have been converted into Euro at the fixed exchange rate of Lit.1,936.27 to 'E'1.00.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information regarding exchange rates between the U.S. Dollar and the Euro, based on the Noon Buying Rate for Euros expressed in Euro for $1.00 (rounded to the nearest Euro). These rates are provided solely for your convenience. We do not represent that the named currencies could have been converted at these rates or any other rate.

The column of averages in the tables below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and the lowest mid-market quotes, respectively, on any business day during the relevant period. Except as otherwise specified, all amounts in this Annual Report are expressed in Euro ("EUR", "Euro" or "'E'") or in United States Dollars ("Dollars", "$", "US$" or "U.S. Dollars"). Amounts stated in Dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience, and should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or any other rate.

                            U.S. Dollar per Euro(1)



              Year ended December 31,                 End of Period     Average(2)         High             Low
--------------------------------------------------    -------------     ----------         ----             ---
2004..............................................        1.36             1.24            1.36             1.18
2003 .............................................        1.26             1.13            1.26             1.04
2002 .............................................        1.05             0.95            1.05             0.86
2001 .............................................        0.89             0.89            0.95             0.84
2000..............................................        0.94             0.90            1.03             0.83


---------------
(1) Based on the U.S. Federal Reserve Bank noon buying rate for Euro for 2000, 2001, 2002, 2003 and 2004.

(2) Based on the average of the exchange rates for the last business day of each month during the relevant period.

                                 CITY OF NAPLES

General

The City of Naples (the "City" or the "City of Naples") is located in the Southern portion of the Republic of Italy ("Italy" or the "Republic") on the Mediterranean coast in the region of Campania.

The City dates from the sixth or seventh century B.C., when Greek colonists established an outpost under the name of "Parthenope" on what is now Naples. "Parthenope" later changed its name to "Palepolis" (old town) before the inhabitants of the Greek colony Cuma founded "Neapolis" (new town) in 475 A.D. Over the centuries, Naples became a prosperous commercial center and has remained an important trading port on the Mediterranean Sea ever since.

Today, the City occupies an area of 117.2 square kilometers (approximately 453 square miles). With a population of approximately one million as of December 31, 2004, Naples is the third largest city in Italy, after Rome and Milan. The population of the Naples metropolitan area (known as the Provincia di Napoli) amounted to approximately 3 million as of December 31, 2004.

Naples is the capital of the region of Campania (hereinafter referred to as the "Region of Campania" or the "Region"), the second most populous of Italy's 20 regions. As of December 31, 2004, Campania had a population of approximately 5.8 million representing approximately 9.9% of the population of Italy. Campania, along with the regions of Abruzzo, Molise, Puglia, Calabria, Basilicata, Sicily and Sardinia, form an area in Southern Italy known as the "Mezzogiorno".

With an international airport, an extensive road and rail network and one of the most important ports in the Mediterranean Sea, the City of Naples is well connected to local communities as well as strategically placed to conduct international trade. Its strategic location historically led to the growth of Naples into one of Italy's major cities while the City's local environment and proximity to the islands of Capri, Ischia and Procida have established tourism as one of its most important industries.

In June 1996, the City of Naples issued $195 million in aggregate principal amount of senior notes (the "Notes") in a registered offering in the United States and listed the Notes on the New York Stock Exchange. The Notes bear interest at a rate of 7.52% per annum and mature on July 15, 2006.

The principal office of the City is located at Palazzo San Giacomo, Piazza del Municipio, Naples, Italy.

Governmental Organization

Relationship between Central Government and Local Governments

The Republic of Italy has been a democratic republic since June 2, 1946. Its government is organized territorially and administratively on national, regional and local levels. Legislative, executive and judicial powers are exercised at the national level by the Central Government of Italy (the "Central Government"). Limited legislative and executive powers are exercised by the governments of regions (regioni, of which there are 20), provinces (province, of which there are 103) and municipalities (comuni, of which there are approximately 8,100).

The Central Government has exclusive powers to act, inter alia, in the areas of international relations, defense, armed forces and national security, foreign trade and economic, monetary and energy policies. The Central Government also has powers to act in other areas, such as public works, water resources, railways and transportation. The Central Government provides a substantial portion of the funds of regions, provinces and municipalities.

Due to amendments to the Italian Constitution (the "Constitution") introduced by Constitutional Law No. 3 of October 18, 2001, regions were granted greater legislative powers which can be exercised on all those matters not expressly reserved to the competence of the Central Government as well as on such other matters falling within the concurrent competence of regions and the Central Government, while provinces and municipalities exercise certain regulatory and executive powers at local level.

In particular, new Article 118 of the Constitution attributes administrative functions to municipalities with the exception of those functions that are attributed to provinces, metropolitan cities, regions or the Central Government in order to guarantee the co-ordinated exercise of these functions. The recent amendments to the Constitution implement the principle that the management of public functions should be attributed to those entities which are nearest to citizens and consequently in a position to grant them the most efficient support (principio di sussidiarieta), such as municipalities.

As a consequence of the federalist reform which started with Law No. 59 of March 15, 1997 (the "Legge Bassanini") and which is still in progress today, municipalities currently derive the majority of their revenues from their own sources (namely taxes and income from the provision of public services).

In particular, Constitutional Law No. 3 provides that: (i) municipalities have financial autonomy within certain limits; (ii) municipalities are entitled to establish and collect their own taxes and other revenues in a manner consistent with the general criteria set forth by the Constitution and in compliance with the principles of co-ordination of public debt and the domestic tax system;
(iii) municipalities are entitled to receive a portion of Central Government taxes collected within their territory; (iv) the redistribution of resources from richer to poorer areas shall be effected by means of an equalization fund;
(v) the revenues listed in the preceding paragraphs (i) to (iv) be used to fund the public functions devolved to municipalities; (vi) to promote economic development, cohesion and economic and social balance, the Central Government shall devote additional resources to and, where necessary, intervene in support of, specific municipalities; and (vii) the municipalities shall have their own assets attributed according to the general principles set forth by the Central Government and may incur indebtedness only to finance investment which indebtedness cannot be guaranteed by the Central Government.

The Region of Campania has powers with respect to general economic and social issues and is responsible for providing resources to finance municipal and provincial investment programs. Its powers are largely administrative and cover the regulation of regional offices and administrative authorities; local, rural and urban policing; fairs and markets; charities, health trusts and hospitals; professional training and education; museums and libraries belonging to local authorities; town planning; tourism and hotels; national tramways and motorways; road maintenance, aqueducts and public works of national interest; navigation; regulations relating to minerals and thermal water; regulations relating to quarries; agriculture; forestry; and arts and crafts.

The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. See "--Major Activities." The City conducts a number of these services through its subsidiaries. See "Financial Condition of the City--Subsidiaries."

Local Administration

Naples is governed by a Mayor, a City Council (Consiglio Comunale) and a City Board (Giunta Comunale). Supervisory and advisory assistance is provided to the City Council through the Board of Auditors (Collegio dei Revisori). Since the electoral reforms of June 1993, the Mayor is elected directly by popular vote for an uninterrupted term of five years. The Mayor is responsible for appointing the members of the City Board. In Naples, the City Council consists of 60 members elected by popular vote for terms of five years. The City Council has responsibility for the City's policy and regulation. In particular, the City Council is responsible for the City's accounts and budgets and enacting relevant statutes and by-laws; the City's investment programs; provisions of and setting tariffs for public services; bond issues and other debt financing; and managing the City's fixed assets. The City Board is an administrative and executive body, responsible for making proposals to the City Council and administration of the City Council's policies. The City Board is in charge of drawing up the provisional and final financial statements and the long-term budget. The City Board consists of the Mayor and sixteen assessori, which are chosen directly by the Mayor and cannot be members of the City Council. Each assessore is responsible for one or more administrative departments.

The Board of Auditors, which is nominated by the City Council, consists of three members that have three-year terms. Members of the Board of Auditors have the right to access all municipal records and documents and to attend meetings of the City Council. The Board of Auditors is empowered to provide comments on draft budgets and budget amendments, monitor the City's accounting and financial management, prepare an annual report on the City's financial statements, conduct cash controls on the City's treasury department on three-month intervals and refer serious mismanagement or fraud to the City Council and to law enforcement authorities.

Today, the Mayor must attain an absolute majority of votes. In the event that a candidate obtains less than a majority, a second ballot must be held between the two candidates with the highest number of votes. Each list of candidates for the City Council is linked to one candidate for the position of Mayor. The candidates on the elected Mayor's list are automatically awarded the greater of 60.0% of the City Council seats or the percentage of the City Council seats equal to the percentage vote obtained in the election. The remaining seats are distributed among the candidates on the other lists based on the percentage vote obtained in the election.

As of December 31, 2004, the mayor, Mrs. Rosa Russo Jervolino, a member of the center-left coalition (L'Ulivo), was in office. Mrs. Jervolino was elected to office in May 2001. Her term expired in May 2006 and she was re-elected for another term.

The following table shows the political party affiliations of the City Councilors elected in the most recent election:

             Representation of Political Parties in the City Council


                                                                                        Administrative Election of
                                                                                               May 13, 2001
                                                                                       -----------------------------
                                 Political Party                                          Seats           Percentage
--------------------------------------------------------------------------------          -----           ----------
Democratic Party of the Left (Partito Democratico della Sinistra)...............            18               30.0%
Daisy (Margherita)..............................................................             5                8.3%
Popular Party (Partito Popolare)................................................             3                5.0%
Communist Refoundation (Rifondazione Comunista).................................             3                5.0%
Greens (Verdi)..................................................................             3                5.0%
Renew Italy (Rinnovamento Italiano).............................................             1                1.6%
Italian Democratic Left (Sinistra Democratica Italiana).........................             1                1.6%
Republican Party (Partito Repubblicano).........................................             1                1.6%
Italian Communist Party (Partito dei Comunisti Italiani)........................             1                1.6%
Total Majority..................................................................            36               60.0%
                                                                                          -----          ----------
Go Italy (Forza Italia).........................................................            11               18.3%
National Alliance (Alleanza Nazionale)..........................................             5                8.3%
House of Liberties - Martusciello for Major
(Casa delle Liberta per Martusciello per Sindaco)...............................             5                8.3%
Christian Democratic Party (Partito Democratico Cristiano)......................             2                3.3%
White Flower (Bianco Fiore).....................................................             1                1.6%
                                                                                          -----          ----------
Total Opposition................................................................            24               40.0%
                                                                                          -----          ----------

                                                              Total City Council            60              100.0%
                                                                                          =====          ==========


Employees of the City

The following table shows the employees of the City at the dates indicated:

                         Employees of the City of Naples


                                                                         Year ended December 31,
                                                       ------------------------------------------------------------
                                                        2000          2001         2002         2003          2004
                                                       ------        ------       ------       ------        ------
City of Naples..................................       13,471        13,457       13,432       13,537        13,303
                                                       ======        ======       ======       ======        ======



As of December 31, 2004, the City employed 13,303 employees, representing a 1.7% decrease from the December 31, 2003 total of 13,537. The decrease was the result of the retirement of employees without replacing them with new employees in accordance with the cost-cutting measures set forth in a law passed by the City in 2003.

Unions represent City employees. Separate contracts are negotiated on a national basis for non-executive and executive employees. Generally, the contracts are for four-year terms and the economic aspects of the contract are negotiated every two years. The contracts generally expire prior to the negotiation of a new contract. Until the new contract is in effect, the terms of the prior contract are generally respected and upon effectiveness of the new contract retroactive payments are made. The City's national contracts expired on December 31, 2003. New national contracts were entered into on January 1, 2004. Naples has not experienced significant work stoppages by City employees in the past three years. The pensions of City employees are paid by the Central Government entity INPDAP (Institute of Social Security for Public Administration Employees), which was created specifically for public sector employees.

Major Activities

The City is responsible for managing City-owned properties. The management of these properties was outsourced to an external company, Romeo Immobiliare, which provides City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. The City conducts a number of these services through its subsidiaries (joint stock companies (societa per azioni)). See "Financial Condition of the City--Subsidiaries."

Public Housing. The construction and maintenance of public housing is substantially funded by the Central Government with a lesser part sustained by the City. The Central Government provides its funding allotment through direct project grants to the City, which are then disbursed under the supervision of the City's administration. After several years of low capital expenditures on public housing due to dissesto, in 2004 the City spent approximately 'E'31,011,336 million on housing improvement, renovation and construction.

Education. Primary and secondary education is principally the responsibility of the Central Government. The City operates nursery schools and kindergartens. The City also provides funding for certain expenses of primary and secondary schools. Furthermore, five universities are located in Naples, however, they are not the responsibility of the City.

Waste Collection and Disposal. The City and the Region of Campania share responsibility for waste disposal. Garbage collection is performed by ASIA S.p.A., which is 100.0% owned by the City. Identifying and constructing new dumps is the responsibility of the Region of Campania.

Public Security. The City maintains a municipal police force of approximately 2,470 officers. The main responsibilities of the police force are traffic control and traffic violations, audits for evasion of City fees and taxes, public building security and enforcement of building codes. In 2004, significant expenses were incurred totaling 'E'78 million for public security purposes.

Sewage System and Waterworks. The City is responsible for the construction, maintenance and management of the sewage system in the City. As of December 31, 2004, the sewage system consisted of over 1,000 kilometers of sewers. Due to the age of the sewage system, for the past few years the City has budgeted and incurred significant maintenance and capital expenditures for the system. The City supplies drinkable water to its inhabitants through ARIN (Azienda Risorse Idriche di Napoli), a joint stock company (societa per azioni) wholly owned by the City. See "Financial Condition of the City--Subsidiaries." ARIN utilizes a network of approximately 2,360 kilometers of pipes to distribute drinking water to more than 2 million people in the Naples metropolitan area with an average water supply of approximately 104,084,151 cubic meters in 2004. As part of a process towards a more efficient management system of water resources, including sourcing, distribution, depuration and sewerage, the Region of Campania has recently implemented a reorganization plan, whereby the management of water resources has been entrusted to macro-urban areas, each named "Ambito Territoriale Ottimale" ("ATO"), which must assign the activities to private companies by calling for tenders. ARIN, as the leading company in the Region of Campania, would in a good position to obtain such assignments. However, as of December 31, 2004, such assignment had not yet been carried out.

Urban and Suburban Transportation. The City provides urban transportation through ANM (Azienda Napoletana Mobilita), a joint stock company (societa per azioni) 100.0% owned by the City and Metronapoli S.p.A., which is 62.0% owned by the City. ANM also provides suburban transportation through CTP (Consorzio Trasporti Pubblici), a consortium 50.0% owned by the City and 50.0% owned by the Provincia di Napoli. See "Financial Condition of the City--Subsidiaries."

Urban Infrastructure. City planning is designed to promote the orderly development and continual improvement of the City and to provide the infrastructure for a healthy and cultural urban life for its citizens. For these purposes the City prepared and recently approved a regulatory plan (piano regolatore) relating to the design, construction and maintenance of urban infrastructure, including roads, subways, waterworks, sewage works, parks, and urban development for residential area projects and redevelopment projects. Building regulations are also imposed for land use control and for safety, fire prevention and sanitation purposes, as well as to ensure the conformity of buildings with zoning and occupancy regulations.

Roads. There were approximately 1,211 kilometers of public roads in the City as of December 31, 2004. While the City is not responsible for the construction of new roads, it is responsible for their maintenance and lighting.

Other Transport. Naples International Airport (Capodichino) connects Naples with other major Italian and international airports. The operations of Capodichino are conducted by GE.S.A.C. (Societa Gestione Servizi Aeroporti Campania S.p.A.), a limited liability corporation which is owned by British Airport Authorities Plc ("BAA", which owns 65.0% through its subsidiary BAA Italia S.p.A.), the City of Naples and Provincia di Napoli (which own 12.5% each), SEA S.p.A. and Interporto Campano S.p.A. (which own 5.0% each); see "Financial Condition of the City--Subsidiaries." In 2004, approximately 4.63 million passengers traveled on flights arriving at or departing from Capodichino resulting in an 1.0% increase from the approximately 4.59 million passengers registered in 2003. In addition, approximately 25,000 tons of merchandise were transported through the airport in 2004 as compared to 29,000 tons in 2003 (Source: Bank of Italy Annual Report for 2004 - May 2000).

The port of Naples is one of the largest Italian ports with respect to the number of passengers and ships and the fourth-largest with respect to tonnage. In 2004, the port had a flow of approximately 1,027,235 passengers and approximately 19,448,709 tons of cargo as compared to 859,849 passengers and approximately 19,414,315 tons of cargo in 2003 representing a 19.5% and a 0.2% increase, respectively. The port is managed by an autonomous entity (Ente Autonomo Porto) (Source: Bank of Italy Annual Report for 2004 - May 2005).

City Properties. The City owns properties, including land and buildings (both for public use and residential housing) which at December 31, 2004, had a value of approximately 'E'3,733 million, according to the public registrar's office. All such properties are subject to the dissesto procedure. See "Financial Condition of the City--Dissesto Finanziario."

Utilities. As in other parts of Italy, the construction of the network and its maintenance are provided by Telecom Italia S.p.A. The electrical power in Naples is supplied primarily by ENEL, the formerly state-owned electric power distribution company.

                                   THE ECONOMY

Region of Campania

The following discussion of the economy of Campania and the City is based on data of Istat (Istituto Nazionale di Statistica), the Bank of Italy (Banca d'Italia), and the Region of Campania.

In 2004, approximately 6.5% of Italy's gross domestic product ("GDP") was generated in Campania and 3.36% of Italy's GDP (as added value) was generated in Naples. In the year ended December 31, 2004, Campania's GDP per capita was approximately 'E'15,496 as compared to approximately 'E'22,930 for Italy as a whole. The unemployment rate in 2004 was 15.6% in Campania (as compared to 8.0% in Italy during the same period).

The European Union's Operational Program for Campania. On August 8, 2000, the European Commission approved an operational program (the "Program") for Campania to support the Region's development through measures on natural, cultural and human resources, local development systems, urban areas, networks and service centers. The Program is part of the Community Support Framework for the period 2000-2006 (Quadro Comunitario di Sostegno) which operates in underdeveloped areas by assisting their development and supporting their economic and social stability. In Italy, such areas comprise the entire Mezzogiorno. The total amount of the grant is approximately 'E'9,216 million. The Community contribution amounts to 'E'3,825 million (41.5% of the total), the balance being borne by national and regional authorities and by the private sector. Community funding will be provided by the European Regional Development Fund (65.5%), the European Social Fund (16.5%), the European Guidance and Guarantee Fund (17.0%) and the Financial Instrument for Fisheries Guidance (1.0%).

Funds provided by the Central Government and the European Union are contingent upon their being allocated to specific projects and must be returned to the European Union if not spent on such projects.

The Program principally focuses on six areas: (i) Natural Resources (measures relating to the improvement of water resources, soil and coastline protection, upgrading of natural areas, waste processing and energy management with special reference to renewable resources); (ii) Cultural Resources (enhancement of the region's cultural resources as a factor contributing to its economic and social development); (iii) Human Resources (measures are closely linked to the Commission's recommendations and the national action plan in the context of the European strategy for employment; research and technological innovation measures are also planned); (iv) Local Development Systems (promoting local development systems, in particular industrial districts and export systems, and new companies, supporting demand for high-quality services and upgrading professional qualifications; special emphasis is placed on boosting the competitiveness of tourism and developing its potential); (v) Cities (enhancement of the City's role in its territorial context as a means of improving competitiveness and the social potential of urban areas); and (vi) Networks and Service Centers (the measures aim to develop transport infrastructures and to accelerate the introduction of the information society in education, public administrations and the production base; actions to internationalize the regional economy are also planned). In addition, technical assistance measures will be provided to assist with the management of, information on, implementation of, control and evaluation of all aspects of the Program.

The City of Naples

General. Naples is the major business, commercial and cultural center of the Region of Campania. In 2004, the City's GDP per capita was approximately 'E'14,000 as compared to an average of 'E'15,496 for the Region of Campania as a whole.

Naples is a center for tourism due to its historic value and the proximity of Pompei, Hercolaneum, the Amalfi Coast and the islands of Capri, Ischia and Procida. In 2004, approximately 21.4 million tourists visited the Region as compared to 21.3 million in 2003, representing a increase of 0.7%. The administration has made the restoration of the historic areas of the City, in particular near the port, a centerpiece of its agenda to promote tourism.

Employment. The unemployment rate for the City of Naples is higher than the Italian national average, as is the case for the Region of Campania as a whole. In 2004, the unemployment rate was 18.9% in Naples and 15.6% in the Region as compared to a national average of 8.0%. Since 1995, the unemployment rate for the City of Naples has decreased by approximately 30.8%.

Inflation. The table below shows annual increases in the consumer price index of Naples and Italy for the periods indicated.

                         Change of Consumer Price Index

                                                                     Year Ended December 31,
                                                ----------------------------------------------------------------
                                                2000           2001          2002            2003           2004
                                                ----           ----          ----            ----           ----
Naples..................................        1.9%           2.7%          2.4%            2.7%           2.6%
Italy...................................        2.5%           2.7%          2.5%            2.5%           2.2%

---------------
Source:  Istat, Servizi Statistici Comune di Napoli.

                         FINANCIAL CONDITION OF THE CITY

Summary

The City of Naples prepares its financial statements in accordance with accounting principles and standards established by the Local Authorities Act (regolamento di contabilita), which requires the preparation of the annual provisional budget (bilancio annuale di previsione), the pluri-annual budget (bilancio pluriennale) and the financial report (rendiconto).

The relationships between the City, the Central Government and the regional government are governed by one principal law, Law 267/2000 (the "Municipal law") and by the annual financial laws (leggi finanziarie). The City derives the majority of its revenues from transfers, primarily from the Central Government. Municipalities are permitted to levy direct and indirect taxes and charges and fees for services.

The general administration of Naples' finances is the responsibility of the City Board and the City Council. The budget is initially developed by the respective departments of the City and consolidated by the financial services department. After approval by the City Board, the budget is provided to the Board of Auditors for its review and comments. Thereafter, the budget together with an annual report prepared by the Board of Auditors is submitted to the City Council for approval. The City Council is required to approve year-end financial statements no later than on June 30 of each year. The budget for each year is required to be approved by December 31 of the previous year. In practice, however, the budget may be delayed due to the lack of a budget at the Central Government. The City budget is completed after the approval of the Central Government budget, so that the budgeted revenues from Central Government transfers are committed, not estimated. If the City's budget has not been approved by the beginning of the year, expenditures are limited to one twelfth of the previous year's amounts, except for payment of personnel, outstanding obligations, debt payments, taxes and operations necessary to avoid severe damage to the local authority which are not subject to such limit. At least once a year, by September 30, the administration is required to review the budget for imbalances and to make any necessary adjustments by November 30. Local authorities must include in the budget a reserve of not less than 0.3% and not more than 2.0% of budgeted expenses to be used for extraordinary or greater than expected expenses.

The current surplus is calculated on an accrual basis. The current revenues are required to exceed current expenditures and debt repayments. The issuance of bonds is permitted only for capital investments or to refinance older, more expensive loans, where bonds would provide access to more favorable funding. New borrowing is only permitted if interest expense, net of interest transfers from the central and regional governments, is less than 25.0% of the year's current revenue.

Municipal Treasurer (Tesoriere Comunale). Municipalities in Italy are required to effect all payments and collect all revenues through an account with a specially appointed municipal treasurer (Tesoriere Comunale). The municipal treasurer intermediates funds between the City and the Bank of Italy. The municipal treasurer is required to deposit all surplus cash on a daily basis into an account at the local branch of the Bank of Italy (Tesoreria Unica). In the case of Naples, the municipal treasurer is SanPaolo - Banco di Napoli.

Irrevocable Payment Delegation (Delegazione di Pagamento). The municipal treasurer can be granted an irrevocable authorization to pay interest on, and repay the principal of, debt when due on behalf of the City (delegazione di pagamento). Upon entering into a bond issue, the City is required to implement such a delegazione di pagamento by providing the municipal treasurer with the required power as well as a timetable for payments of interest and principal. The City may, but is not required to, provide for a delegazione di pagamento on loans other than bonds. Historically, the City has made such irrevocable payment delegations on all its financial indebtedness. See "Debt of the City." Once the authority has been delegated, the municipal treasurer is required to make future payments as interest and principal become due. The Municipal law requires the municipal treasurer to allocate appropriate funds in a reserve for payment of interest and principal on debt. Payments are made out of funds arising from tax revenues, transfers from the Central Government, the Region and other public entities and certain non-tax revenues.

Revenues and Expenditures. The following table sets forth the current revenues, expenditures, capital revenues and spending for the periods indicated:

                                                                Year Ended December 31,
                                        ---------------------------------------------------------------------------
                                                                                                          Budget
                                          2000         2001        2002          2003         2004        2005(2)
                                                                       ('E' millions)
                                        ---------------------------------------------------------------------------
  Current revenues...............       1,164.0      1,301.5      1,304.5       1,266.0      1,277.0      1,452.0
  Previous Year Balance for
  Current Expenditures(1)........           0            5.0          7.2           0            0            0
  Current Expenditures...........      (1,036.2)    (1,167.3)    (1,149.8)     (1,112.0)    (1,190.0)    (1,409.0)
                                       ---------    ---------    ---------     ---------    ---------    ---------
  Current Balance................         127.8        139.2        161.0         154.0         87.0         43.0
                                       ---------    ---------    ---------     ---------    ---------    ---------
  Capital Revenues...............         263.6        114.0        248.8         253.0        197.0      1,066.0
  Previous Year Balance for
  Capital Expenditures(1)........          13.3          1.3          0             0            0            0
  Capital Spending...............        (513.3)      (235.7)      (359.7)       (515.0)      (474.0)    (1,278.0)
                                       ---------    ---------    ---------     ---------    ---------    ---------
  Balance Before Financing.......        (121.9)        17.5        (51.0)       (108.0)      (190.0)      (169.0)
                                       ---------    ---------    ---------     ---------    ---------    ---------
  New Borrowing..................         203.3         93.8         51.2         205.0        501.0        379.0
  Reimbursement of Borrowing.....          72.8         74.3         73.4          78.0       (297.0)      (210.0)
                                       ---------    ---------    ---------     ---------    ---------    ---------
  Total Balance..................          21.9         38.3         28.8          19.0         14.0          0
                                       =========    =========    =========     =========    =========    =========

---------------
(1) Represent surpluses from previous years allocated to Current Expenditures and Capital Expenditures, as indicated.

(2)  Approved by the City Council on June 1, 2005.

The City's current balance has shown a surplus since 1991. In the past years, as a result of increases in current revenues and decreases in expenditures from budgeted amounts, there has been a significant increase in the current balance from the budgeted amount. From 1998 to 2002, capital spending was greater than capital revenues because the City used surpluses from previous years to finance both current expenditures and capital spending. In 2004, the City's current balance decreased while capital revenues decreased.

Dissesto Finanziario

Naples declared dissesto in May 1993. Dissesto occurs when a municipality is either insolvent or unable to further guarantee the supply of basic services. The City remains subject to dissesto, which does not affect the payments on financial indebtedness subject to delegazione di pagamento and does not apply to transactions entered into by the City subsequent to the date on which dissesto was declared. The City has made all payments, both interest and principal, on all financial indebtedness since entering dissesto.

The primary reason Naples went into dissesto was that special entities for which the City was financially responsible made expenditures that were not appropriated in the budget. Recent legislation now provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure. In addition, the special entities have been transformed into joint stock companies, therefore their indebtedness is not reflected on the financial statements of the City.

The procedure of dissesto is governed by Legislative Decree No. 66 of March 2, 1989, which has been amended and the procedures streamlined and simplified on several occasions in the past years. The state of dissesto is commenced by a declaration to that effect by the City Council, publication of such notice by the Italian Ministry of the Interior and the appointment by the President of the Republic of Italy of the Organo Straordinario di Liquidazione, a three person committee (the "Statutory Receivers"). The primary purpose of the Statutory Receivers is to perform a full audit of claims entered into prior to the date of dissesto (the "pre-dissesto Claims") against the City and to assess the assets available to pay these claims and to recover all unpaid amounts owed to the City. The Statutory Receivers in Naples were appointed by Presidential decree of the Italian Republic dated May 3, 1993.

Upon conclusion of a full accounting and verification of the pre-dissesto Claims and the recovery of credits owed to the City, the Statutory Receivers must present to the Ministry of Interior a plan for repayment of the verified pre-dissesto Claims (the "Verified Claims") for its approval. The Central Government is required to grant a loan through Cassa Depositi e Prestiti, the amount of which varies based on the number of inhabitants of the entity in dissesto. Subsequent debt service for the loan is funded by transfers from the Central Government. In preparing its plan for repayment of Verified Claims, the Statutory Receivers consider whether the size of the loan to be received by the Cassa Depositi e Prestiti is sufficient to cover all Verified Claims.

On July 23, 2002, the City applied for the official closure of dissesto, which had not been granted as of December 31, 2004. As a result, the City remains subject to dissesto.

As of December 31, 2004, the total amount outstanding pursuant to the repayment plan for the dissesto amounted to approximately 'E'854,460,000.0, which included the following claims:


Creditors                                                                                  Amount Outstanding
---------                                                                                  ------------------
Ordinary creditors.............................................................             'E'767,506,000.0
City employees.................................................................             'E' 26,167,000.0
Other preferred creditors......................................................             'E' 56,397,000.0
Statutory Receiver.............................................................             'E'  4,390,000.0
                                                                                           -----------------
Total..........................................................................             'E'854,460,000.0
                                                                                           =================

Preferred creditors (City employees and other preferred creditors) shall be repaid in full. With respect to ordinary creditors, the City has opted to use a simplified procedure pursuant to which ordinary creditors have the option to receive immediate payment of the relevant debt in an amount equal to 60.0% of the amount owed. This amount will be paid within 30 days of the acceptance by the creditor of the option to receive such lesser amount. The majority of ordinary creditors have opted to accept the simplified procedure. With respect to the remaining ordinary creditors, payment in full by the City will take place in accordance with the normal procedure.

As of December 31, 2004, creditors have been paid a total of 'E'615,491,000.0 of the total amount initially owed, and the City saved approximately 'E'229,494,400.0 through the simplified procedure described above. In addition, 'E'890,000.0 was subsequently excluded from the total amount due.

As of December 31, 2004, approximately 'E'8,584,600.0 remained to be paid. Funds available to the Statutory Receiver as at that date totaled 'E'19,941,000.0. Accordingly, the Statutory Receiver would have approximately 'E'11,356,000.0 in available funds following the payment of the remaining creditors. Since July 23, 2002, further creditors have filed requests for an amount equal to 'E'35 million. In addition the City has approximately
'E'172 million (yet to be received) in credits available to cover these debts.

Financial Federalism

Transfers of funds by the Central Government represent approximately 50.0% of the revenues of the City. The Municipal law transformed the financial relationship between the Central Government and local authorities by focusing on greater financial autonomy and financial responsibility of local authorities.

In order to implement such changes, the collection of certain taxes and fees that were previously the responsibility of the Central Government are or will become the responsibility of the City. This has resulted and will result in a proportional reduction of tax transfers to local authorities by the Central Government. See "--Current Revenues."

Furthermore, the Municipal law established three basic types of Central Government transfers: ordinary transfers, equalization transfers and capital transfers. Ordinary transfers are and will continue to be increasingly based on objective standards such as the size and population of the city and its economic and social indicators. Equalization transfers are allocated by the Central Government where the median income of the residents is lower than the national average, as is the case in Naples. Capital transfers are based on the size and population of the city and made for specific capital expenditures in connection with public work projects and cannot be used to finance current expenditures.

Transfers of funds to local authorities are dependent on the finances of the Central Government. While the City is not aware of any plan to change the current transfer system, there can be no assurance that transfers from the Central Government will continue in the manner or the amounts of the past. See "Republic of Italy."

Current Revenues

Sources of Revenue. Transfers of funds by the Central Government and the Region represent approximately 50.0% of the revenues of the City. The City collects certain taxes, fees and charges. The specific taxes and fees that municipalities are allowed to levy are as follows: use tax for use of public spaces; waste collection and disposal and sewage treatment and disposal fees; advertising taxes; and real estate taxes (Imposta Comunale sugli Immobili (ICI)). In addition, in 1998 the Central Government passed a law introducing a new tax regime for the year 1999-2000, whereby each municipality could apply a local personal income tax not to exceed 0.5% of the personal taxable income (Addizionale IRPEF). The rate of this local personal income tax could be introduced progressively over a period of three years, through annual increases not to exceed 0.2% each year, up to the 0.5% maximum rate. The rate would become fixed in the third year. The City applied an initial 0.2% tax for the year 1999-2000 and has increased the rate to 0.4% for the year 2001, and to 0.5% for the years 2002, 2003 and 2004.

The following table shows a breakdown of the sources of the City's current revenues for the periods indicated:

                                Current Revenues


                                                                Year Ended December 31,
                                        ---------------------------------------------------------------------------
                                                                                                            Budget
                                         2000          2001          2002         2003          2004        2005(2)
                                       -------       -------       -------      -------       -------       -------
                                                                      ('E' millions)
                                        ---------------------------------------------------------------------------
Tax Revenues
Imposte.........................         204.3         218.4         214.6        328.1         330.1         331.4
Tasse...........................         119.9         106.5         112.6        112.8         128.0         134.7
Tributi speciali................          20.7           1.2          78.3          2.6           2.6           0
                                       -------       -------       -------      -------       -------       -------
   Total tax revenue............         345.0         326.1         405.5        443.5         460.7         466.1
Current Transfers
Central Government..............         641.8         715.2         640.9        557.9         560.3         546.1
Campania........................          20.3          27.9          70.4         52.6          33.9          92.5
Other...........................           3.0           4.4           1.0          1.1           5.0           7.6
                                       -------       -------       -------      -------       -------       -------
   Total current transfers......         665.1         747.6         712.3        612.0         599.2         646.2
Non-Tax Revenue
Public services.................          82.3          94.5         111.2         98.3         101.3          97.6
Rents...........................          23.2          27.4          28.0         25.9          40.1          43.8
Interest income.................          12.2           9.5           5.9          6.5           7.2           4.8
Competitions, refunds and payoffs          --            0.7           0.2          0             0.3           1.5
Corrections.....................           --             --            --          0             0             0
Other revenues..................          36.2          95.5          41.3         79.4          68.2          70.2
                                       -------       -------       -------      -------       -------       -------
   Total non-tax revenues.......         154.0         227.9         186.6        210.4         217.1         217.9
                                       -------       -------       -------      -------       -------       -------
Current Revenues................       1,164.0       1,301.5       1,304.4      1,265.5       1,277.0       1,330.2
                                       =======       =======       =======      =======       =======       =======
Previous year balance for current
  expenditures(1)...............          --             5.0           7.2        190.6           0           122.2
                                       -------       -------       -------      -------       -------       -------
Total Current Revenues..........       1,164.0       1,306.5       1,311.6      1,456.1       1,277.0       1,452.4
                                       =======       =======       =======      =======       =======       =======


---------------
(1) Represent surpluses from previous years allocated to current expenditures, as indicated.

(2)  Approved by the City Council on June 1, 2005.

Tax Revenues consist of imposte, tasse and tributi speciali (taxes, fees and special fees). Imposte, the principal source of tax revenue, are real estate taxes (Imposta Comunale sugli Immobili (ICI)) based on the value of real estate registered with the public registrar's office at a rate of 0.55% for household residences. Tasse include fees for the exploitation of public areas for private use, for the consumption of electric power and for the performance of administrative duties (such as the issuance of stamps or notarizations). Tributi speciali are fees for the right to make street advertisements and fees for water purification. In 2004, tax revenues increased by 'E'17.2 million, or 3.9% as compared to 2003, due to the increase of the TARSU.

Current Transfers are made by the Central Government and the Region of Campania. The transfers take the form of both ordinary transfers and equalization transfers. The median income of the residents of Naples is below the national average and consequently Naples receives significant equalization transfers from the Central Government. The decline in current transfers between 1999 and 2000 was mainly due to the assignment of the employment agreements of approximately 1,500 support staff employees for local schools to the Central Government, thereby decreasing the City's need for Central Government funds to cover the salaries of such employees, as well as a decrease in the number of public projects financed by the Central Government. In 2004, current transfers decreased by 'E'12.8 million, or 2.1% as compared to 2003. The decrease was due mainly to a decrease of 'E'18.7 million in transfers from the Region.

Non-Tax Revenues include revenues from public services, rents, interest income, concorsi (credits), rimborsi (reimbursements), recuperi (recoveries) and corrections. Public services include fees charged for services provided by the City (such as sport centers), as well as for the private use of public property (such as parking lots) and fines for traffic law violations and other offenses. Rents consist of payments made to the City for the lease of City-owned properties. interest income is the interest earned on overdue payments to the City. Concorsi, Rimborsi and Recuperi include value added tax credits payable to the City, social security grants for elderly people and reimbursements by the Central Government, Region of Campania and the Provincia di Napoli for the conduct of elections. Corrections will result from matching, with equal expenses, the notional rents for schools and other municipal buildings. In 2004, non-tax revenues increased by 'E'6.7 million, or 3.2%, primarily as a result of (i) revenues from public services, and (ii) rents.

Current Expenditures

Current expenditures include personnel, goods and services, current transfers, interest expense and corrections.

The following table sets forth the current expenditures of the City for the periods indicated.

                              Current Expenditures

                                                                            Year Ended December 31,(1)
                                               ------------------------------------------------------------------------------------
                                                                                                                           Budget
                                                 2000           2001            2002          2003           2004          2005(2)
                                               -------        -------         -------        -------        -------       --------
                                                                                   ('E' millions)
                                               ------------------------------------------------------------------------------------
Personnel expenses........................       388.8          402.6           421.2          419.0          428.4         433.1
Goods and services........................       398.1          493.7           485.4          490.2          536.4         596.2
Rents, leases and related costs...........         9.1            9.8            10.5           12.2           11.2          14.1
Current transfers.........................        98.9           97.3           118.0           64.3           56.7          86.5
Interest expense..........................        56.5           53.5            51.5           50.0           54.3          74.0
Corrections...............................         0              0               0              0              0             0
Taxes.....................................        30.6           28.6            32.0           32.8           34.2          33.8
Extraordinary expenses....................        54.2           81.7            31.2           45.1           69.6          46.8
Others....................................        --             --              --             --             --           125.1
                                               -------        -------         -------        -------        -------       --------
Total Current Expenditures................     1,036.2        1,167.2         1,149.8        1,112.6        1,190.8       1,409.6
                                               =======        =======         =======        =======        =======       ========

---------------
(1) Pursuant to the Legislative Decree of the Republic of Italy no. 194/96 of January 1, 1996, the accounting criteria employed to compile financial statements of regional and local governmental entities have changed, requiring monies transferred from the City to the Special Entities to be reclassified as payment for goods and services as opposed to current transfers.

(2)  Approved by the City Council on June 1, 2005.

Personnel expenses are salaries, social security expenses and expenses in connection with early retirement. Goods and services include amounts spent on goods and services provided by independent contractors, such as street maintenance, and by certain of the City's subsidiaries. Current transfers are transfers made by the Central Government and the Region of Campania and take the form of both ordinary transfers and equalization transfers. Interest expense is the interest paid on the City's long-term and short-term debt. Corrections are the accounting adjustments that reflect revenues relating to matters such as regional funding.

The following table sets forth the current expenditures of the City attributable to its major activities for the periods indicated.

                     Current Expenditures by Major Activity

                                                                       Year Ended December 31,
                                                  ------------------------------------------------------------------
                                                                                                             Budget
                   Activity                         2000       2001        2002       2003        2004       2005(2)
                   --------                       -------     -------     -------    -------     -------     -------
                                                                            ('E' millions)
                                                  ------------------------------------------------------------------
Administration................................      331.9       375.6       435.9      394.3       419.2       604.4
Roads and Transportation......................      190.7       183.5       138.5      147.4       159.5       158.4
Education, Culture, Sport and Recreational           95.2        99.7                  114.3       116.3       124.4
Activities....................................                              101.8
Public Security...............................       60.9        77.3        71.7       80.4        78.0        80.4
Housing and Environmental Management..........      242.8       294.4       258.3      258.1       303.2       292.7
Social Services(1)............................      102.3       122.7       126.9      106.9       100.6       139.3
Services and Local Economic Promotion.........        8.1        12.0        14.6        8.4        11.0         6.2
Other.........................................       89.7         2.0         2.1        2.4         3.0         3.9
                                                  -------     -------     -------    -------     -------     -------
Total.........................................    1,037.1     1,167.2     1,149.8    1,112.6     1,190.8     1,409.6
                                                  =======     =======     =======    =======     =======     =======

---------------
(1) Primarily services for elderly and disabled persons as well as foster service.

(2)  Approved by the City Council on June 1, 2005.

Current Expenditures in 2000 increased as compared to 1999, mainly due to a substantial increase in housing and environmental matters, public security, and other expenses, which was partially offset by a decrease in social services. Current Expenditures in 2001 increased by 'E'130.1 million, or 12.5%, as compared to 2000, mainly due to a substantial increase in administration, education, culture, sport and social activities, partially offset by a decrease in roads and transportation activities. Current Expenditures in 2002 decreased by 'E'17.4 million, or 1.5%, as compared to 2001, mainly due to a decrease in roads and transportation activities. Current Expenditures in 2003 decreased by 'E'37.2 million, or 3.2%, as compared to 2002, due to a decrease in administrative expenses, and a slight decrease in services and local economic promotion. Current Expenditures in 2004 increased by 'E'78.2 million, or 7.0%, as compared to 2003, due to an increase in expenditures for goods and services.

Capital Revenues and Capital Expenditures

Capital Revenues consist of asset sales, capital transfers and credit collections. Asset sales consist of the sale of City-owned assets. Capital Transfers include contributions from the Central Government, the Region, the European Union and other public entities. The City incurs Capital Expenditures for the development and improvement of facilities for housing, transportation, the renovation of public property for general use and other civic purposes.

The following table sets forth the capital revenues of the City for the period indicated.

                                Capital Revenues


                                                                      Year Ended December 31,
                                                    ---------------------------------------------------------------
                                                                                                            Budget
                                                     2000       2001        2002        2003       2004     2005(1)
                                                    -----      -----       -----       ------      -----    -------
                                                                            ('E' millions)
                                                    ---------------------------------------------------------------
Asset sales...................................        9.7        0.1         0.6         0.11        0.2       25.7
Capital transfers.............................      253.9      114.2       248.1       253.29      197.0    1,040.4
                                                    -----      -----       -----       ------      -----    -------
Total.........................................      263.6      114.3       248.7       253.4       197.2    1,066.1
                                                    =====      =====       =====       =====       =====    =======

---------------
(1) Approved by the City Council on June 1, 2005.

The decrease in 2000 was mainly due to a substantial decrease in transfers from the Central Government for works related to the City's subway system. The significant decrease in 2001 was attributable to a substantial decrease in capital transfers from the Central Government and the Region, due to a slowdown in the implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. The increase in 2002 was attributable to the implementation of additional public projects. In 2003, the increase was due to higher transfers from the Central Government. The decrease in 2004 was attributable mainly to a decrease in transfers from the Central Government.

The following table sets forth the capital expenditures of the City attributable to its major activities for the periods indicated.

                              Capital Expenditures


                                                                      Year Ended December 31,
                                                    ---------------------------------------------------------------
                                                                                                            Budget
                                                    2000       2001        2002        2003        2004     2005(2)
                                                    -----      -----       -----       -----       -----    -------
                                                                            ('E' millions)
                                                    ---------------------------------------------------------------
Administration.............................         131.9       13.3        22.7        73.8       150.5      890.1
Roads and Transportation...................         187.8       63.8       265.5       264.7       129.6      178.9
Education, Culture, Sport and Recreational           39.6       21.5        10.5        38.5        35.8       30.8
Activities.................................
Public Security............................           0.0        1.2         1.5         0.1         0          2.5
Housing and Environmental Management.......         132.8      132.9        54.4       119.7       141.2      134.7
Social Services(1).........................          12.9        0.9         1.6         8.3         4.9       31.1
Services and Local Economic Promotion......           7.8        2.2         3.5         9.7        10.7        3.5
Other......................................           0.5        0.0         0.0         0.0         1.3        6.5
                                                    -----      -----       -----       -----       -----    -------
Total......................................         513.3      235.7       359.7       514.8       474.0    1,278.1
                                                    =====      =====       =====       =====       =====    =======

---------------

(1) Includes primarily services for elderly and disabled persons as well as foster service. (2) Approved by the City Council on June 1, 2005.

Capital expenditures included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The amount financed by the City includes funds accumulated from budget surpluses in previous years, borrowings and asset sales. In 2001, the significant decrease in Capital expenditures was due to a slowdown in implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. Capital expenditures in 2002 and 2003 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The increases in 2002 and 2003 were attributable to the implementation of additional public projects. In 2004, the decrease was due to a decrease in roads and transportation expenditures.

Subsidiaries

The City owns interests in 22 companies, seven of which operate in the public service sector. The value of the fixed assets of the City's subsidiaries amounts to over 'E'700 million. In addition, these subsidiaries use assets of the City such as infrastructure, warehousing, stations and vehicles. All public service sector subsidiaries were converted into joint stock companies (societa per azioni) to permit efficient use of cash flow and to increase their asset base.

The following table lists the most significant subsidiaries of the City:


                                               Shareholding of the
                Subsidiary                          City (%)           Value of assets 2003       Net assets 2004
----------------------------------------       -------------------     --------------------       ---------------
A.R.I.N. S.p.A..........................               100.00                   180.6                    180.6
A.N.M. S.p.A............................               100.00                    69.7                     67.0
A.S.I.A. S.p.A..........................               100.00                    38.2                     38.0
C.T.P. S.p.A............................                50.00                     8.3                      6.8
GE.S.A.C. S.p.A.........................                12.50                    39.0                     41.0
Mostra d'Oltremare S.p.A................                66.99                   166.0                    168.6
Metronapoli S.p.A.......................                51.00                     1.7                      2.0

                               Balance Sheet 2004


                                                                As of December 31, 2004
                                     -----------------------------------------------------------------------------------
                                                                                                             Metronapoli
           Subsidiary                A.R.I.N. SpA    A.N.M. SpA   A.S.I.A. SpA    C.T.P. SpA    Mostra SpA       SpA
-------------------------------      ------------    ----------   ------------    ----------    ----------   -----------
                                                                    ('E' millions)
                                     -----------------------------------------------------------------------------------
Liquid asset....................          51.9           1.5           6.7            5.4           1.8           2.5
Credits.........................         195.5         179.2         179.2           91.3           5.4          66.3
Tangible assets.................         314.0          87.7          24.3           63.8         190.8           1.1
Intangible assets...............         137.8          11.1           0.2            1.4           0.3           0.2
Other...........................          58.6          16.3           0.7            4.7           2.6           0.3
                                         -----         -----         -----          -----         -----          ----
Total assets....................         757.8         285.8         211.1          166.6         200.9          70.4
                                         =====         =====         =====          =====         =====          ====
Other liabilities...............         310.2          89.4         137.0           62.6           7.1          41.5
Financial liabilities
(including Retirement Allowance)          17.1         107.7          35.0           73.1           1.2          22.1
Other...........................         249.9          21.7           1.1           24.1          24.0           4.8
                                         -----         -----         -----          -----         -----          ----
Net equity......................         180.6          67.0          38.0            6.8         168.6           2.0
                                         -----         -----         -----          -----         -----          ----
Total liabilities...............         757.8         285.8         211.1          166.6         200.9          70.4
                                         =====         =====         =====          =====         =====          ====

A.N.M.

A.N.M. S.p.A. (Azienda Napoletana Mobilita) is primarily responsible for the operation of the bus and tramway transport in the City of Naples. In 2004, its fleet comprised approximately 1,000 vehicles. The A.N.M. fleet makes approximately 500,000 journeys per day on 167 routes, covering an urban network of approximately 404 kilometers and a suburban network of approximately 119 kilometers. A.N.M. manages five bus depots, one filobus depot, one tram depot, five car parks, two workshops and six electrical control centers.

A surveillance system was installed which constantly monitors the service and allows for the real-time central management of the fleet.

In 2002, ANM incurred a loss of 'E'14.3 million, mainly as a result of a decrease in payments for services transferred from the City and an increase in costs for services. In 2003, ANM's loss amounted to 'E'6.4 million. This improvement was due to a revised organization of the subsidiaries implemented in 2003. In 2004, ANM incurred a loss of 'E'9.6 million, which was primarily attributable to personnel expenses.

C.T.P.

C.T.P. S.p.A. (Compagnia Trasporti Pubblici), was converted into a joint stock company in March 2001 and manages the urban and suburban public transport services within the provinces of Naples and Caserta.

The service for the year 2004 was carried out, pursuant to article 46 of Regional Law No.3 dated March 28, 2002, by means of temporary service contracts (contratti di Servizio Ponte) between the company and local authorities. In recent years, C.T.P. has extended its scope of activity to services and operations relating to transportation, creating numerous subsidiaries.

At December 31, 2004, the entity employed approximately 1,800 persons. In 2004, its fleet was comprised of approximately 500 buses, which covered approximately 2,300 kilometers and transported approximately 35 million passengers per year. During 2003, C.T.P. completed a process of transformation and reorganization. As of December 31, 2004, a central structure co-ordinated the control and governance of activities of the company and its subsidiaries, and the company was divided into three operating divisions: services, workshops, and assets. The company established NAMET S.p.A. and brought into service 50 methane operated buses, the largest such fleet in Central and Southern Italy. C.T.P. obtained the ISO 9001/2000 and SA 8000 certificates and publishes a report on environmental sustainability on a yearly basis.

In 2004, CTP incurred a net loss of 'E'38.8 million, as compared to a net loss of 'E'43.1 million in 2003 and a net loss of 'E'36.9 million in 2002. Losses are funded annually in proportion to the share ownership. Annual losses reflect the ongoing need for subsidies to cover expenses not covered by other transfers or reserves.

A.R.I.N.

A.R.I.N. S.p.A. (Azienda Risorse Idriche Napoli) supplies water to the City of Naples and to the provinces of Avellino, Benevento, Naples and Caserta. It is one of the largest companies supplying water to Southern Italy. As of December 31, 2004, the company supplied more than 1 million inhabitants of the City of Naples and approximately 650,000 inhabitants in the provinces. It had 552 employees and 280,000 user contracts across 26 municipalities of Campania. In 2003, A.R.I.N. also obtained the ISO9001 (Vision 2000) certificate of quality and the research department acquired the SINAL accreditation.

In 2002, ARIN's recorded a net loss of 'E'4.1 million and in 2003, ARIN's net loss amounted to 'E'1.2 million. In 2004, ARIN recorded a net gain of 'E'41,971, which was primarily due to improved efficiency.

A.S.I.A.

A.S.I.A. S.p.A. (Azienda Servizi Igiene Ambientali) manages health and environmental services for the City of Naples. It was originally incorporated as a special company (azienda speciale) but became a joint stock company in December 2003. A.S.I.A. carries out the collection and transportation of waste refuse of the area. The service provided is limited exclusively to refuse collection and removal. The company is not responsible for recycling or disposal, which are the responsibility of the Region.

The municipal program for the management of urban solid waste disposal, which was recently approved, gives A.S.I.A. the most important role in the new program. The program provides for the change of the TARSU (Tassa sui rifiuti solidi urbani - solid refuse tax) fee into a tariff as of January 1, 2005, and A.S.I.A. will carry out the assessment and collection of such tariff. As a result, the consideration for the service will no longer be accounted for in the balance sheet of the municipality, but instead will be accounted for in the balance sheet of the company which will have sole responsibility for the management of the revenues.

In 2004, A.S.I.A. recorded a net loss of 'E'9.9 million as compared to a net loss of approximately 'E'29.4 million in 2003.

Metronapoli S.p.A

Metronapoli S.p.A was incorporated on July 26, 2000, and became operative as of February 1, 2001, when it was assigned the management of the subway network of the City. The City's subway network is comprised of Line 1 and the four urban funiculars. In addition, it was assigned the urban railway service section of Line 2 by Trenitalia, the subsidiary of Ferrovie dello Stato, the national railway operator.

The City of Naples owns Line 1 and the four urban funiculars, and owns a 51.0% stake in Metronapoli. Ferrovie dello Stato owns the infrastructure of Line 2 and, through its subsidiary Trenitalia, owns 38.0% of Metronapoli. The remaining 11.0% is owned by ANM.

All of the transport services managed by the company are characterized by high level of frequency and by an equally high number of stops and stations. The transport is largely concentrated in the City of Naples and uses approximately 79 kilometers of railways serving 53 stations. The high level of frequency is guaranteed by a fleet of 30 trains and eight funiculars. Metronapoli transports approximately 250,000 people per day.

In 2004, Metronapoli S.p.A recorded a net profit of 'E'349,226 as compared to a net profit of approximately 'E'0.02 million in 2003 and approximately 'E'0.04 million in 2002.

                                DEBT OF THE CITY

Debt of the City principally consists of loans borrowed in the domestic market from the Cassa Depositi e Prestiti (approximately 'E'427.3 million at December 31, 2004) and from Italian banking institutions ("Internal Funded Debt") (approximately 'E'227.6 million) and the Notes, of which 'E'431.0 million remained outstanding as of December 31, 2004. The Cassa Depositi e Prestiti is an entity managed and funded by the Central Government and lends exclusively to local authorities. The City regularly includes borrowings in its budgets provisions to permit short term borrowings. The Central Government contributes to the debt service of the City. For loans contracted prior to 1980, the Central Government is responsible for 100.0% of debt service. For subsequent years, the amount of contribution depends on the use of proceeds.

The following table sets forth the debt of the City outstanding for the periods indicated:


                                                                       Year Ended December 31,
                                                    --------------------------------------------------------------
                                                     2000           2001         2002           2003          2004
                                                     -----         -----         -----          -----         ----
                                                                            ('E' millions)
                                                    --------------------------------------------------------------
Fixed Rate Debt............................          782.6         758.1         752.5          874.6       1,060.5
Floating Rate Debt.........................            8.5           8.1           7.7            7.2          25.4
                                                     -----         -----         -----          -----       -------
Total Debt Outstanding.....................          791.1         766.2         760.2          881.8       1,085.9
                                                     =====         =====         =====          =====       =======
Debt for which service is paid with Central
  Government transfers.....................           47.8          41.6          80.5           41.0          39.0

The following table sets forth the changes in the debt of the City for the periods indicated:


                                                                       Year Ended December 31,
                                                    --------------------------------------------------------------
                                                      2000         2001           2002          2003          2004
                                                     -----         -----         -----          -----         ----
                                                                            ('E' millions)
                                                    --------------------------------------------------------------
Outstanding at Beginning of Year...........          797.6         791.1         766.2          760.2         881.8
New Borrowings.............................           66.3          49.6          67.4          199.7         500.9
Debt Repayments............................          (72.8)        (74.5)        (73.4)         (78.1)       (296.7)
                                                     -----         -----         -----          -----       -------
Outstanding at End of Year.................          791.1         766.2         760.2          881.8       1,085.9
                                                     =====         =====         =====          =====       =======

The following table sets forth the maturity and debt service schedules of the City's debt outstanding on December 31, 2004.


                                         Maturity of Debt and Debt Service
-------------------------------------------------------------------------------------------------------------------
 Maturing during the                                                             Transfers from
         Year              Principal Due     Interest Due(1)    Debt Service   Central Government   Net Debt Service
--------------------       -------------     ---------------    ------------   ------------------   ----------------
                                                             ('E' thousands)
-------------------------------------------------------------------------------------------------------------------
2005................          76,560             46,163            122,723           36,952               85,771
2006................          80,487             40,715            121,203           26,949               94,254
2007................          65,475             35,419            100,895           25,446               75,449
2008................          59,748             31,303             91,051           18,805               72,246
2009................          56,330             27,553             83,883           14,583               69,300
2010................          56,176             23,970             80,146           12,879               67,267
2011................          52,650             20,451             73,101            6,330               66,771
2012................          48,343             17,203             65,547            6,330               59,217
2013................          30,986             14,536             45,522            5,678               39,844
2014................          32,612             12,909             45,522            5,678               39,844
2015................          31,609             11,234             42,844            5,678               37,166
2016................          27,323              9,667             36,991                0               36,991
2017................          28,741              8,250             37,991                0               36,991
2018................          28,582              6,758             35,340                0               35,340
2019................          28,346              5,343             33,689                0               33,689
2020................          25,033              3,965             28,999                0               28,999
2021................          22,022              2,751             24,774                0               24,774
2022................          19,044              1,715             20,759               --               20,759
2023................          14,412                862             15,274               --               15,274
2024................           7,581                271              7,852               --                7,852

---------------
(1) The interest due on floating rate debt was calculated at 12.75% per annum.

Short-term Debt

As of December 31, 2004, the City had no outstanding principal amount of short-term debt. Short-term borrowings of the City are limited by law to 25.0% of budgeted current revenues.

Debt Record

Since 1946, the City has never failed to pay when due the full amount of principal of, and interest and premium on, and amortization or sinking fund requirements with respect to, its outstanding public debt. Although the City entered into dissesto in 1993, payments on financial indebtedness were not affected. See "Financial Information of the City--Summary--Dissesto Finanziario."

                              THE REPUBLIC OF ITALY

The Notes are not the obligations of, or guaranteed by, the Republic of Italy.

The discussion set forth below is primarily based on the Bank of Italy Annual Report for 2004 (May 2005); the Annual Report of the Ministry of the Economy and Finance (Ministero dell'Economia e delle Finanze) (2004); the Central Government's 2005-2008 Economic Program Document (Documento di Programmazione Economica); the 2005-2008 Stability and Growth Program of the Central Government; and on data provided by Istat (Istituto Nazionale di Statistica), and the Italian statistical service.

Central Government Administration

The Executive Branch

The head of state is the President, who is elected for a seven-year term by an electoral college that includes members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister (who is the effective head of the Central Government) and to dissolve Parliament. Silvio Berlusconi has served as Prime Minister since June 11, 2001. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and referenda and to command the armed forces. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

The Judicial Branch

Italy is a civil law jurisdiction. Judicial power is vested in the ordinary and administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hears claims against the state and local authorities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the state budget of Italy. The Constitutional Court (Corte Costituzionale) does not exercise general judicial powers, but adjudicates conflicts among the other branches of the Central Government and determines the constitutionality of statutes.

The Legislative Branch

The Parliament constitutes the legislative branch of the Central Government. It consists of a Chamber of Deputies and a Senate with 630 and 315 elected members, respectively. The Chamber of Deputies and the Senate equally share and have substantially the same power. Any statute must be approved by both assemblies before being enacted. Members of Parliament are elected for five years by direct universal adult suffrage. The electoral reform legislation adopted by Parliament in August 1993 provides that 75.0% of the members of both houses of Parliament be elected through a "first past the post" system or single-member districts in which the candidate receiving the largest number of votes wins. The remaining 25.0% are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive at least 4.0% of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have significantly reduced the number of parliamentary seats held by parties that receive a relatively small share of the popular vote.

Since the electoral reforms, Italy has held three general elections, the latest on May 13, 2001. The following tables show the results of the last election:

                        General Election of May 13, 2001



                 House of Deputies                                                 Senate
------------------------------------------------              ------------------------------------------------  -----
                  Political Party                     Seats                   Political Party                   Seats
------------------------------------------------      -----   ------------------------------------------------  -----

Center-Right Coalition (Casa delle Liberta) .....      368    Center-Right Coalition (Casa delle Liberta) ....    177
Center-Left Coalition (L'Ulivo)..................      242    Center-Left Coalition (L'Ulivo).................    125
Communist Refoundation (Rifondazione Comunista)..       11    Italian Values (Italia dei Valori)..............      1
Sudtiroler Volkspartei - Olive (SVP-Ulivo).......        8    European Democrats (Democrazia Europea).........      2
Others (Altri)...................................        1    Sudtiroler Volkspartei - Olive (SVP - L'Ulivo)..      3
                                                              Communist Refoundation (Rifondazione Comunista).      3
                                                              Sudtiroler Volkspartei (SVP)....................      2
                                                              Individual Candidates (Candidati Individuali)...      1
                                                              Autonomist List (Lista Autonoma)................      1
                                                       ---                                                        ---
Total............................................      630    Total...........................................    315
                                                       ===                                                        ===

The general elections held on May 13, 2001, resulted in a victory of the Center-Right Coalition, which includes Go Italy (Forza Italia), the National Alliance (Alleanza Nazionale), the Northern League (Lega Nord), the Christian Democratic Center (Centro Cristiano Democratico) and the Christian Democratic Union (Cristiani Democratici Uniti). A new government, led by Silvio Berlusconi, was formed on June 11, 2001, and won the vote of confidence in Parliament on June 20, 2001. The Center-Right Coalition obtained an unprecedented majority of both the House of Deputies and the Senate.

Economy

The economy of the Republic of Italy, as measured by gross domestic product ("GDP"), was the sixth largest in the developed world at the end of 2004, after the United States, Japan, Germany, the United Kingdom and France (Source: OECD). Italy is a founding member of the European Union, and its economy is closely linked with those of the other EU members.

As a result of persistent budget deficits financed by borrowing, Italy's public debt reached 124.3% of GDP in 1995. In 1995, the Central Government achieved its long standing objective of stabilizing the debt-to-GDP ratio. Italy's public debt as a percentage of GDP further decreased in subsequent years reaching an estimated 108.3% of GDP at the end of 2002, 106.8% at the end of 2003 and 106.6% at the end of 2004, although it remains above the debt ceiling of 60.0% required under the Maastricht Treaty (Source: Istat Annual Report for 2004, and Bank of Italy Annual Report for 2004 (May 2005)).

In 2000, Italy's real GDP growth rate amounted to 3.1%, the highest rate since 1995, as compared to an average annual increase of 3.4% in the member countries of the European Union. The growth in 2000 was primarily attributable to increased domestic demand and expenditures, coupled with higher exports. In 2001, real GDP grew by 1.8% and Italy's GDP growth rate was higher, for the first time since 1995, than the GDP growth of the European Economic Area as a whole. In 2002, the real GDP growth rate decreased to 0.4%, the slowest growth rate registered by Italy since 1993. The decrease in real GDP growth in 2002 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2003, real GDP grew at a seasonally adjusted rate of 0.3%. The increase in real GDP growth in 2003 was due primarily to the increase in economic activity in the third quarter, in conjunction with the world recovery, although offset in part by a decrease in household spending and exports. In 2004, Italy's real GDP grew at a seasonally adjusted rate of 1.2%. After expanding moderately in the first half of the year, GDP growth slowed and turned negative in the last quarter, when the appreciation of the euro accentuated the difficulties faced by Italian firms in coping with competitive pressures.

The following tables set forth nominal and real GDP and expenditures for Italy for the periods indicated:

                                   GDP Summary

                                                                     Year Ended December 31,
                                                ---------------------------------------------------------------------
                                                  2000           2001           2002           2003           2004
                                                ---------      ---------      ---------      ---------      ---------
Nominal GDP(1).........................         1,166,548      1,218,535      1,260,598      1,300,929      1,351,328
Real GDP(1)(2).........................         1,015,077      1,032,985      1,036,945      1,039,581      1,052,308
% Change (real)........................              3.1%           1.8%           0.4%           0.3%           1.2%
Population (thousands).................            57,189         57,348         57,474         57,478         57,553
Nominal per capita GDP(2)(3)...........            20,167         21,406         21,953         21,988         21,583
Real per capita GDP(3).................            17,568         18,152         18,115         18,029         16,807

---------------

(1)  In Euro millions.

(2)  Constant Euro, with purchasing power equal to the average for 1995.

(3)  In Euro.

Source: Bank of Italy Annual Report for 2004 (May 2005) and Istat Annual Report for 2004.

                              GDP and Expenditures

                                                                         Year Ended December 31,
                                       -----------------------------------------------------------------------------------------
                                          2000                2001               2002                2003                2004
                                       ---------           ---------           ---------           ---------           ---------
                                                                             ('E' millions)
                                       -----------------------------------------------------------------------------------------
Real GDP .........................     1,015,077           1,032,985           1,036,945           1,039,581           1,052,308
Imports of goods and services ....       286,418             287,798             286,466             290,187             297,470
                                       ---------           ---------           ---------           ---------           ---------
Total supply of goods and
services .........................     1,301,495           1,320,783           1,323,410           1,329,768           1,349,779
                                       =========           =========           =========           =========           =========
Less: Exports of goods and
services .........................       303,311             308,131             298,147             292,478             301,750
                                       ---------           ---------           ---------           ---------           ---------
Total goods and services
available for domestic expenditure       998,184           1,012,652           1,025,263           1,037,290           1,048,029
                                       =========           =========           =========           =========           =========
Private sector consumption .......       611,570             616,427             618,920             627,722             633,815
Public sector consumption ........       177,227             184,011             187,468             191,702             193,075
                                       ---------           ---------           ---------           ---------           ---------
Total consumption ................       788,797             800,438             806,388             819,424             826,890
                                       =========           =========           =========           =========           =========
Gross fixed investment ...........       209,217             213,121             215,702             211,907             216,267
Changes in inventories ...........           171                (906)              3,173               5,959               4,872
                                       ---------           ---------           ---------           ---------           ---------
Total domestic expenditure .......       998,185           1,012,653           1,025,263           1,037,290           1,048,029
                                       =========           =========           =========           =========           =========

---------------
Source:  Bank of Italy Annual Report for 2004 (May 2005).

In 2000, household consumption registered a growth of 2.8% as a result of an increase in the purchases of durable goods (particularly motor vehicles, telecommunication and recreational products, furniture and electric appliances) and services (primarily communication services, hotels and recreational services, insurance and other financial services).

Household consumption grew by 0.8% in 2001, 0.4% in 2002. The slowdown in the growth of private sector consumption in Italy reflected primarily a decrease in demand for durable and non-durable goods and a slowdown in the growth of demand for services, due principally to the low growth in disposable income, reflecting stagnating wages and salaries and low income from capital, and to uncertainties regarding the worldwide economic slowdown. In 2003, household consumption grew by 1.4%, driven in particular by increased spending on durable goods and expenditure on services. In 2004, household consumption increased by 1.0%. The growth in consumption was mainly fueled by spending on durable goods, with an especially large rise for high-tech products most of which were imported.

Gross fixed investment grew by 6.9% in 2000, 1.9% in 2001, 1.2% in 2002, decreased to (1.8)% in 2003 and increased to 2.1% in 2004. The significant growth in 2000 was mainly attributable to increased investments in construction, motor vehicles and intangibles. The slowdown in investment in 2001 and 2002 was mainly attributable to the decrease in domestic and worldwide demand. In 2003, gross fixed investment diminished for the first time since the recession of the early 1990's, as the decrease in purchases of machinery and equipment more than offset an increase in construction investment. In 2004, total gross fixed investment made-up for the decline in 2003. The increase resulted from favorable financial conditions and low interest rates involved building. Spending on capital equipment was closely in-line with developments in foreign demand.

In 2004, the following sectors of the economy contributed the indicated percentage of GDP: agriculture, fishing and forestry (2.5%), industry and manufacturing (21.4%), construction (5.2%) and services (70.9%) (including commerce, hotels, public works, transport and communications, financial services, rent and other miscellaneous services) (Source: Istat Annual Report for 2004).

Principal Sectors of the Economy

Services

In 2004, services represented 70.9% of GDP and employed 64.9% of the economically active population (Source: Istat Annual Report for 2004). The most important service sectors include: commerce, hotels and public works; transports and communications; financial services and public administration.

Transport

Italy's transport sector has been relatively fast-growing in recent years, largely as a result of trade integration with European markets. Roads are the dominant mode of transportation in Italy and include, among others, local roads that are managed and maintained by regions and local authorities, roads outside the local areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that are in part managed and maintained by Concessioni e Costruzioni Autostrade S.p.A. ("Autostrade"), Italy's largest motorway company. Autostrade manages approximately 3,408 kilometers of the 6,487 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent 86.2% of the total motorway network.

Italy's railway system is small in relation to its population and land area, and has historically suffered from overstaffing, high pay and inadequate infrastructure. Approximately 30.0% of the network carries 80.0% of the traffic, resulting in congestion and under-utilization of large parts of the network. In 2004, there were approximately 22,200 kilometers of railroad track, a large majority of which were controlled by state-owned railways, with the remainder controlled by private firms operating under concession from the Central Government. In 2004, Italian railways carried 23.2 billion tons-km of freight and recorded 45.5 billion passenger-km. The Italian State Railway Company (Ferrovie dello Stato S.p.A., or "FS") recorded a loss of 'E'125 million in 2004 compared to a consolidated profit of 'E'31 million in 2003 and a consolidated profit of 'E'77 million in 2002 (Source: Istat Annual Statistics for Italy 2005).

In 1991, the European Union initiated a series of reforms to render the railway industry more economical and efficient. The European Union directives provided for the privatization of the railway; the division of the railway activities between the network and train operators; the regulation of the network and granting of licenses to train operators; financial reconstruction; and the right of access to railway networks and structures. The Central Government initiated the required liberalization of the Italian railways in 1992 by legislative decree no. 333/1992, which transferred the responsibilities of the former public body to a joint stock company, FS, owned by the Ministry of Economy and Finance. In 2000, a limited liability company, FS Holding was created which owns, among others, Rete Ferroviaria Italiana or "RFI", the infrastructure manager, and Trenitalia, the railway operator. The transport activity has been divided into three separate business units (freight and inter-city businesses, which the Central Government plans to privatize, as well as local transport and infrastructure, which will continue to be government-operated). The Central Government's objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of October 30, 2005, 40 licenses had been granted to international operators. Projects for new high-speed train systems (Treno ad alta velocita) linking the principal urban centers within Italy and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are underway.

In 2004, La Spezia and Genova were among the largest European Mediterranean ports for container shipping. In 2004, the total volume of container traffic (loading and unloading) for the port of Genova was 55,048,533 metric



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




tons and 18,434,755 metric tons for La Spezia. In an effort to make Italian ports more competitive, regulations have been liberalized and an early retirement scheme adopted. In the late 1990s, IRI S.p.A. ("IRI") completed the privatization of its international maritime companies. Tirrenia di Navigazione S.p.A. conducts ferry operations and regional maritime activities.

Alitalia, Italy's national airline, was partially privatized in 1998 and re-capitalized in 2002. As of December 31, 2004, 37.7% of Alitalia's share capital was owned by the public and by employees and 62.3% was owned by the Ministry for the Economy and Finance. In 2004, it registered a loss of approximately 'E'812 million as compared to a loss of approximately 'E'520 million in 2003 and a consolidated net profit of approximately 'E'93 million in 2002. Alitalia has commercial alliances with the following airlines: Air France, Delta, Aeromexico, Korean Air, CSA Czech Airlines, KLM, Continental and Northwest. Passenger air traffic in Italy is concentrated, with 49.4% of all air traffic in 2004 attributable to Ciampino and Fiumicino airports in Rome, and Linate and Malpensa airports in Milan.

Communications

In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with European Union directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorita per le Garanzie nelle Comunicazioni, "AGCOM"), established in January 1998, is responsible for issuing licenses to fixed and mobile telephony operators, which are valid for 15 years and are renewable, and has the power to regulate tariffs and impose fines and other sanctions.

Italy's telecommunications market has historically been one of the fastest growing telecommunication markets in Europe. Its growth rate was 7.3% in 2002, decreased to 3.7% in 2003 and increased to 5.7% in 2004 (Source: Istat, Annual Statistics 2005). The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997, remains the largest operator, but is facing increasing competition from new operators. In January 2000, access to local loop telephony was liberalized. Licenses for national and local telephone services were granted to several telecommunications operators, including Tele2, Tiscali, Colt, Atlanet, Edisontel, Eplanet, Fastweb and Plug It. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered.

In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile ("TIM") was spun-off from Telecom Italia and publicly listed. The Central Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. The penetration of mobile telecommunications services in Italy is above the Western European average at approximately 109 lines per 100 inhabitants at the end of 2004 and growth rates have been substantially higher than European average. This compares to a penetration rate of 94 and 99 lines per 100 inhabitants at the end of 2002 and 2003 respectively.

In 1998, the European Parliament authorized European Union member countries to grant a limited number of Universal Mobile Telecommunications System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was carried out by an auction among pre-qualified applicants. In November 2000, the Italian Government awarded five UMTS licenses to the following companies: Wind, Omnitel (now, Vodafone Omnitel N.V.), Tim, IPSE and Andala (now, H3G). Each license lasts for 20 years.

Internet penetration rates in Italy have grown substantially in recent years. In 2004, the number of people with internet access was 28.6 million. Between 2000 and 2004 internet users have increased by 116.7%. In 2004, the internet penetration rate in Italy was 48.8%. The market for internet services is dominated by three service providers (Telecom Italia Net/Tin.it, Wind/Infostrada and Tiscali).

In 2004, the performance of the Italian information technology sector increased by 1.3% compared to (0.4)% in 2003 and 1.9% in 2002.

Financial Assets

In 2004, households' financial investment was directed towards low-risk instruments. Net holdings of bank and post-office deposits increased by 'E'38 billion and bank bonds by 'E'35 billion (compared with 'E'21 billion in 2003). Households' made net purchases of government securities ('E'17 billion in 2004, against disposals of 'E'38 billion in

2003) and insurance and pension products. They invested in deposits, bank bonds and Italian government securities which accounted for 73% of the flow of financial assets. Households made net disposals of corporate bonds, shares and other equity and investment fund units totaling 'E'32 billion, compared with net purchases of 'E'30 billion in 2003. The proportion of shares and other equity and investment fund units in the stock of financial assets remained unchanged in 2004 at 31%.

Households' financial saving invested in external assets fell to 'E'1.2 billion in 2004. They made net purchases of units of foreign investment funds totaling 'E'8 billion, compared with 'E'3.5 billion in 2003, but they reduced their holdings of deposits and medium and long-term securities. The overall share of external assets in households' total financial assets declined slightly, to 6.5% in 2004.

The composition of households' financial portfolio in Italy, which in the 1990s was distinguished by a high proportion of cash, deposits and government securities, has gradually come closer to that in the other European Union countries. Between 1995 and 2003 the portion invested in deposits and directly held debt securities decreased by 20%, while the percentage of shares and investment fund units increased, rising above the euro-area average as early as 1998. Assets in respect of insurance companies and pension funds also grew in 2004, but their share of the total remains lower than the European Union average (Source: Bank of Italy Annual Report for 2004).

Financial liabilities

Households' financial debt grew by 12.4% in 2004 (compared with 10.2% in 2003) to reach 'E'380 billion. The expansion, concentrated in the medium and long-term component, was driven by strong demand for home mortgage loans. Despite rising sharply in recent years, household debt is still low in Italy by comparison with the other industrial countries. The sector's financial debt is equal to 28% of GDP in Italy, compared with 54% in the European Union Euro area and more than 80% in the United States and the United Kingdom.

Tourism

Tourism is an important sector of the Italian economy. In 2004, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately 'E'12.1 billion as compared to 'E'9.4 billion in 2003 and 'E'10.4 billion in 2002 (Source: Istat Annual Statistics for Italy, 2005).

Manufacturing

In 2004, manufacturing represented 21.5% of GDP and employed 22.5% of the economically active population compared to 2003 when it represented 21.6% of GDP and employed 20.9% of the economically active population. In the traditional sectors of manufacturing, the index of industrial production has been falling since 2002, as a result of reductions by 4.6% in textiles and clothing and 8.2% in leather and footwear. These industries are suffering from the growing competition of countries with low labour costs.

The difficulties in the traditional sectors have not been offset by increased competitiveness in technology-intensive sectors or those distinguished by substantial economies of scale. Between 2001 and 2004 production fell at an average annual rate of 7.2% in the electrical and electronic equipment sector and 3.9% in transport equipment (Source: Istat Annual Report for 2004).

Non-energy production

Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large private companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Ferrero (food) and Benetton (clothing). However, much of Italy's industrial output is produced by small and medium-sized firms, which also have accounted for much of the economic growth over the past 20 years. They are active especially in the light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they act as innovators and export a significant share of their production. These companies have significant market shares in their respective product markets in Europe.




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



Traditionally, investments in research and development ("R&D") activities have been very limited in Italy. Italy's trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry's persistent difficulty in closing the technology gap with other advanced economies. According to OECD data, Italy's relatively low total expenditure on research and development is mainly due to the small contribution of the private sector. Total R&D spending in Italy was 1.16% in 2002. This compares to total R&D spending as a percentage of GDP in 2002 of 2.52% in Germany, 2.20% in France, 1.83% in the EU (including the ten EU member states which joined in May, 2004), 2.67% in the United States and 3.12% in Japan. In 2003, central government contributions to firms' investment in R&D were equal to 0.08% of GDP, compared with 0.10% in the EU, 0.12% in France and 0.11% in Germany.

Energy production

The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 1.1% in 2004, compared to a 4.0% increase in 2003. The increase of energy demand was due to an increased demand for industry (1.5%), transportation (1.6%) and "other uses" (5.6%), partially offset by a decrease in demand for heating and agriculture (0.5% and 2.9%, respectively). In 2004, oil represented 45.4% of Italy's primary energy consumption, with natural gas accounting for 33.9%, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 7.2%, solid combustibles accounting for 8.7% and net purchased electricity accounting for 5.1%.

In 2004, Italy imported 94.2 % of its oil requirements and 83.7 % of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

The domestic energy industry is dominated primarily by ENI and ENEL. As of December 31, 2004, ENI was 20.3% owned by the Central Government, and is active in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. ENEL, which is 31.5% owned by the Central Government, is the largest electricity company in Italy and is active principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports the remainder of its electricity requirements. (Source: Bank of Italy Annual Report for 2004).

The Electricity and Gas Authority (Autorita per l'Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament. It has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments, as well as the power to issue fines and other sanctions.

In April 2004, ENI made a public offering of 9.5% of the share capital of Snam rete gas, the company that owns the natural gas transport network, for 'E'651 million. The transaction falls within the scope of policies for the liberalization of the energy sector (electricity and gas) promoted by the European Commission and implemented by a decree issued by the Prime Minister on May 11, 2004. With a view to ensuring equal conditions of access to network services, gas and electricity producers are required to reduce their equity interest in network companies to below 20% by July 1, 2007. In line with these provisions, Enel sold 50% of Terna in 2004, the company that owns the national electricity grid in a public offering for 'E'1.7 billion. Enel also sold New Real, a company to which it had transferred most of its property portfolio, for approximately 'E'1.4 billion.

Conforming with European Community legislation, since July 1, 2004 all end-users who buy electricity for non-domestic uses may choose their supplier in the so-called "free market". Previously this right was only granted to those who consumed at least 100,000 kWh per year. According to data released by GRTN, the national transmission network operator, with the removal of this restriction the free market's share of total electricity consumption rose from 37.7% in 2003 to 42.8% in 2004.

In April 2004 the electricity exchange established by Legislative Decree 79/1999 started operating. The exchange offers customers of the free market an alternative means of supply with respect to direct bilateral contracts with producers. From April through December 2004 the volume traded on the exchange was equal to about 30% of total electricity demand.

Between 2002 and 2004 the Ministry for Productive Activities issued 40 approvals for the construction or modification of thermoelectric power plants with a capacity of more than 300 thermal MWh. According to GRTN, nine are expected to be running in 2005 and another nine by 2007. Most of them are allocated in the North-West and the South of Italy. (Source: Annual Report for the Bank of Italy
2004).

Construction

In 2004, construction represented 5.2% of the GDP and employed 8.2% of the economically active population as compared to 2003, when it represented 4.9% of GDP and employed 6.9% of the economically active population. Construction activity increased by 0.2% in 2003 as compared to 0.5% in 2002, and 4.1% in 2001. Gross fixed investment in construction, which includes investment for building renovations by the public administration, increased by 3.1% in 2004, compared to 1.8% in 2003 and 0.3% in 2002. Factors contributing to the rise in 2004 included the tax incentives for the renovation of residential property, first introduced in 1997, and the growth in the real estate market, strengthened by ample liquidity and the low cost of mortgages.

Agriculture, Forestry and Fisheries

Agriculture, forestry and fisheries accounted for 2.5% of GDP in 2004, and employed 4.4% of the economically active population. The agricultural share of Italian GDP has declined steadily with the growth of industrial output since the 1960s. Italy's average farm size remains less than half of EU average. Italy is a net importer of all categories of food, except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the Southeast plains, olives are grown principally in Central and Southern Italy, and grapes are grown throughout the country.

Other Characteristics of the Italian Economy

Role of the Central Government in the Economy

Since 1993, the Central Government has been privatizing various operating subsidiaries of the state holding companies and certain entities owned directly by the Ministry of Treasury. These privatizations include entities in the financial institution sector (IMI, INA, Istituto Bancario San Paolo di Torino, Banco di Napoli, Mediocredito Centrale), the telecommunications sector (Telecom Italia), oil integrated companies (ENI) and electricity utilities (ENEL). Under Italian law, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 for the purchase and repayment of outstanding Treasury securities. Accordingly, such proceeds reduce the ratio of public debt to GDP, but cannot be taken into account to offset current account deficits. From February 1994 to June 30, 2002, the Central Government raised approximately 'E'66 billion, making the Italian privatization program one of the largest privatization programs in Europe.

In 2004, privatizations generated approximately 'E'13 billion compared to 'E'4.49 billion in 2003. In October 2004, the third public offering was made of a tranche of Enel's capital, equal to 19.6% of the total. The transaction's gross proceeds of 'E'7.6 billion were the largest of any privatization in Europe in 2004. Other transactions in 2004 were with firms that were only indirectly controlled by the State. In 2004, the Ministry for the Economy and Finance held equity interests of 20.3% in ENI, 31.5% in Enel and 62.3% in Alitalia.

Budget Deficits

Substantial budget deficits have been a persistent problem affecting the Italian economy. Prior attempts to deal with this problem have been hampered by, among other things, high levels of social spending. Countries participating in the European Monetary Union are required to reduce "excessive deficits" and adopt a budgetary balance as a medium term objective. The reduction of the budget deficit has been a Central Government priority since 1992, as Italy pursued a policy of debt reduction to meet the conditions for membership in the European Monetary Union.

In 1995, the Central Government achieved its long standing objective of stabilizing its debt-to-GDP ratio, however, it remains above the debt ceiling required under the Maastricht Treaty. As a result, Italy's public debt as a percentage of GDP reached 124.3% in 1995, and has been dropping gradually since then, reaching 110.9% in 2001, 108.3% in 2002, 106.8% in 2003 and 106.6% in
2004. General government net borrowing amounted to 3.2% of GDP in 2004 compared to 3.2% in 2003 and 2.7% in 2002. One-off measures reduced the deficit in 2004 by more than 1.5% of GDP, compared with approximately 2% in 2003. The primary surplus decreased by 1.8% of GDP in

2004 compared to 2.1% in 2003. The ratio of taxes and social security contributions to GDP fell by 0.9% resulting in a reduction in receipts from tax regularization schemes. (Source: Bank of Italy Annual Report for 2004 (May
2005)).

Savings Rate

Historically, Italy has had a high savings rate. Although the savings rate has declined over the past three decades (most notably in the last five years) in Italy as in most of the developed world, household savings as a percentage of gross national disposable income was 19.2% in 2001, 19.2% in 2002, 19.4% in 2003 and increased to 19.6% in 2004, among the highest of any G-7 country, according to OECD data. As a consequence, Italy has a significant domestic pool of capital available for investment and, although its fiscal deficits historically have been large, the high private savings rate has enabled the Central Government to finance those deficits principally in the domestic bond market.

The Cassa Depositi e Prestiti acts as the financial agency of the Central Government and provides financing, through postal savings, for investments of public entities at a local level. The Cassa Depositi e Prestiti was recently converted from a governmental agency into a private company.

Regional Disparities

The Italian economy is characterized by significant regional disparities. The level of economic development of Southern Italy is well below that of Northern Italy; per capita GDP of the Mezzogiorno (which includes the regions of Abruzzo, Molise, Campania, Puglia, Calabria and Basilicata, as well as the islands of Sicily and Sardinia) is lower than the per capita GDP of Northern Italy, although it has been narrowing in recent years due mainly to migration from the South to the Northern regions of Italy, despite large and long-standing infusions of development funds and other income transfers from the Central Government.

Since 1985, growth in Southern Italy has lagged as compared to Northern and Central Italy and has been concentrated in services, while agriculture has declined and industrial output has been stagnant. Despite significant state intervention, the employment disparity between the Mezzogiorno and the rest of the country grew in the 1980s and 1990s. Unemployment in Southern Italy was approximately 18.3% in 2002, 17.7% in 2003 and 15.0% in 2004 as compared to 9.0%, 8.7% and 8.0% respectively, for Italy as a whole. The increase in employment has been concentrated in the Center and the North. In the South, compared with the mid-1990s, there has been a resumption of migration of people with higher educational qualifications towards the central and northern regions. (Source: Istat Annual Report for 2004 and Bank of Italy Report for 2004).

Investment Incentive Scheme

The Central Government has in the past funded an investment incentive scheme to encourage investment in the Mezzogiorno. This program has been terminated and its benefit was gradually phased out at the end of 1999. The Mezzogiorno investment scheme consisted of investment grants, tax incentives and exemptions from social security contributions for businesses operating in the Mezzogiorno. The Mezzogiorno Investment Scheme has been replaced by a new incentive scheme that covers all under-industrialized areas of Italy. The areas covered by this new scheme are the same areas covered by the European Union Regional Development Fund. See "The Economy -- Region of Campania." Italy receives certain grants and other transfers from the European Union. However, in each of the past ten years, its payments to the European Union have exceeded its receipts from the European Union.

Imports and Exports and Balance of Trade

Italy is fully integrated into the European and world economies, with imports and exports accounting for 28.3% and 28.7%, respectively, of Italian GDP in 2004. In 2004, exports of goods and services recovered partially in volume terms increasing by 3.2% compared to a decrease of (1.9)% in 2003 and (3.2)% in 2002. In 2004 the largest contribution to the growth in Italy's export volumes came from sales of metals and metal products, as a result of strong world demand for steel, mechanical machinery and equipment and transport equipment, especially "motor vehicle parts and accessories and motor vehicle engines" and "ships and boats". There was a decline in exports of textiles and clothing, leather and leather goods, including footwear, and "other manufactures", which include furniture. Italian merchandise exports have been held back by the progressive loss of price competitiveness in a environment of increasing penetration of the world market by the emerging economies, whose product specialization



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



partially overlaps with that of Italian exports. In 2004, imports of goods and services increased by 2.5%, compared with 1.3% in 2003 and 0.9% in 2002.

The growth of imports in Italy is primarily attributable to purchases of electrical machinery and equipment (up to 8%), metals and metal products (4.7%) and transport equipment (2.4%). Imports from non-European Union countries expanded much more rapidly than those from the member states, reflecting the rapid growth in imports from China (22%) and, to a lesser extent, from other Asian economies and Russia.

China's share of total Italian imports continued to expand, from 3.6% in 2003 to 4.1% in 2004. The country has become Italy's chief non-European Union supplier of manufactures. Chinese exports to Italy of mid-tech products, especially electrical machinery, accounted for 22.3% of the total, while its share of advanced goods, such as machinery and chemical products, was 19.4%, and almost the same as that for textiles and clothing.

The European Union accounts for over half of Italian trade value. In 2004, countries within the European Union purchased 59.8% of Italian exports and supplied approximately 60.4% of imports. The current account balance improved in 2004, the deficit declining from 1.3% to 0.9% of GDP. The low domestic demand contributed to slowing down the growth in imports of goods and services with respect to exports. (Source: Istat and Bank of Italy Annual Report for 2004 (May
2005)).

Employment

The following table shows the change in total employment, the official employment rate and the official unemployment rate between 2000 and 2004. The unemployment rate does not include workers paid by the Wage Supplemental Fund (Cassa Integrazione Guadagni, "CIG"), which guarantees part of the wages of workers in the industrial sector who are temporarily laid off or have had reduced working hours.

                           Employment and Unemployment


                                                                   Year Ended December 31,
                                                ---------------------------------------------------------------------
                                                 2000            2001            2002           2003            2004
                                                ------          ------          ------         ------          ------
Employment Volume (entire economy) (1)          23,575          23,781          23,993         24,150          22,162
Participation Rate (%)(2)...........             53.5%           54.6%           55.4%          56.0%           57.7%
Unemployment Rate (%)(2)............             10.6%            9.5%            9.0%           8.7%            7.5%


---------------
(1)  In thousands.

(2)  Population aged 15-64.

Source: Istat Annual Report for 2004 (May 2005).

The unemployment rate amounted to 10.6% in 2000, principally due to positive trends in the service sector (in particular, business and household services) resulting in a greater number of available jobs. The unemployment rate in Italy fell to 9.5% in 2001, to 9.0% in 2002, to 8.7% in 2003 and to 7.5% in 2004, but
it still remains higher than the European Union average (Source: Bank of Italy Annual Report for 2004 (May 2005)).

Unemployment in Southern Italy has been persistently higher than in Northern Italy and was approximately 18.3% in 2002, 17.7% in 2003 and 15.0% in 2004 as compared to 4.0%, 4.2% and 4.9% respectively in the Center-North regions. The differential narrowed slightly in the early 1990s, principally because unemployment in Northern and Central Italy is more sensitive to the business cycle than employment in Southern Italy, but the gap widened again in the last few years, as the economic contraction was larger in the South. Unemployment is also substantially higher among younger workers and women. The Central Government has adopted a number of programs to correct these imbalances, including programs that provide money for job trainings, particularly in the South, and programs that provide certain incentives to companies that hire young workers. The Central Government believes that a substantial "hidden economy" exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. In 2004, Italy's share of off-the-books employment remained large. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers.

Although there were a series of short strikes between 1992-1994 protesting against certain aspects of the Central Government's program to reduce the budget deficit, the disruption to the economy from labor disputes has decreased



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




significantly since the 1970s and early 1980s. In the six-year period 1992-1997, an average of 8.4 million man-hours of labor per year were lost as a consequence of labor disputes. By contrast, the average number of man-hours lost per year as a consequence of labor disputes was 116.6 million over the period 1978-1982, and
43.6 million over the period 1983-1990, 50.2 million in the period 1991-1997, and 23.3 million in the period 1998-2001 In 2004, 4.8 million hours were lost to strikes compared to 13.1 million hours in 2003 and 32.7 million hours lost in 2002 (Source: Istat).

There has been a significant transformation of the Italian labor market. The number of people employed in government grew constantly from the early 1960s onwards, reached 23.6% in 1993-94, and declined to 20.8% in 2003 (3.6 million standard labor units). According to labour force surveys, between 1994 and 2004 the employment rate for those aged between 15 and 64 rose by 5% to 57.5%, although this is still low by international standards. The majority of the increase came from part-time and fixed-term jobs. These changes , mainly involved new workers, whose compensation has decreased with respect to the average. The expansion of employment in the private sector was less pronounced in the South, despite the slower growth in wages than in the Centre and North.

Wages and Prices

Wages

Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

Wages, as measured by gross earnings per standard labor unit, increased by an average of 2.8% in 2004 compared to 2.5% in 2003, and 3.4% in 2002. Labor costs per employee per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 3.8% in 2004 as compared to 2.5% in 2003 and 3.2% in 2002. Labor costs per employee in the private sector increased by 3.0% in 2004 as compared to 2.2% in 2003 and 2.9% in 2002. This was largely due to the gain in productivity in industry excluding construction which off-set the pick-up in employee earnings. Labor costs per product unit, or LCPU, increased by 2.8% in 2002, 3.2% in 2003 and 4.2% in 2004 (Source: Bank of Italy Annual Report for 2004 (May 2005)).

In 2002 and 2003, the Consumer Price Index grew by 2.6% and 2.7% respectively and fell to 2.2% in 2004. The increase in 2002 was mainly due to price increases in education, hotels rents and clothing; 2.7% in 2003, mainly due to higher taxes on tobacco products and increases in energy charges, restaurants and similar services, repair and maintenance services and financial services, and 2.2% in 2004. In 2004, there was a gradual slowdown during the year from 2.3% in the first quarter to 2% in the fourth quarter. This trend was a result of weak demand and slow growth of unit labor costs (about 2%).

Italian core inflation (net of energy, fresh and processed foods and administered-price items) also declined in 2004, from an average of 2.7% to 2.1%. This was due mainly to the slowdown in the prices of goods (0.8% in 2004 compared to 1.9% in 2003), in connection with the slowdown of domestic costs and the nominal effective appreciation of the euro.

The following table illustrates trends in prices and wages for the periods indicated:

                                Prices and Wages


                                                                                    Year Ended December 31,
                                                                              -----------------------------------
                                                                              2002           2003            2004
                                                                              ----           ----            ----
                                                                              ('E' thousands, except percentages)
                                                                              -----------------------------------
Cost of Living Index(1)............................................            2.5            2.5             2.5
Consumer Price Index(1) (2)........................................            2.6            2.7             2.2
Change in per capita gross wages ..................................            3.5            2.6             3.2
Change in unit labor costs (3).....................................            2.8            3.2             4.2
Core Inflation Index(4)............................................            2.5            2.7             2.1

---------------
(1) The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2) In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)  Unit labor costs are per capita wages reduced by productivity gains.

(4) The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

Source: Bank of Italy Annual Report for 2004 (May 2005).

Foreign Trade

Italy is fully integrated into the European and world economies, with imports equal to 28.3% of GDP and exports accounting for 28.7% of GDP in 2004. In 2003, imports and exports amounted to 27.4% of GDP and exports accounted for 27.5% of GDP. In 2002, imports and exports amounted to 28.7% and 29.8% of GDP, respectively. Even though exports increased in 2004, Italy's trade surplus decreased to 'E'8.8 billion compared to 'E'9.9 billion in 2003, due to larger spending on raw materials, and in particular oil.

In 2004, the volume of goods exported increased by 3.1% compared to a decline of 2.7% in 2003 and a decrease of 3.4% in 2002. Italy's loss of competitiveness in 2004 mainly reflected demand from non-European Union Countries; together with an appreciation of the euro which made Italian goods less competitive. In 2004, the volume of imports of goods and services increased by 3.5% in volume compared to a decrease of 0.7% in 2003 and 0.2% in 2002 (Source: Bank of Italy Annual Report 2003 (May 2005)).

The following tables illustrate Italy's exports and imports for the years 2000 through 2004. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "charged in full" or "cif".

                                  Foreign Trade



                                                                         Year Ended December 31,
                                                        -----------------------------------------------------------
                                                          2000        2001        2002          2003         2004
                                                        -------      -------     -------       -------      -------
                                                                               ('E' millions)
                                                        -----------------------------------------------------------
Exports (fob)
Agriculture, forestry and fishing...............          3,858        4,251       4,171         4,144        3,816
Minerals........................................            525          546         683           687          790
Manufactured products...........................        254,679      265,490     261,520       254,541      274,596
  Food, beverage and tobacco products...........         13,066       14,009      15,010        14,904       15,743
  Textiles, leather products and clothing.......         40,078       43,302      41,207        38,945       38,979
  Wood and wood products........................          1,510        1,505       1,471         1,326        1,378
  Paper, printing and publishing................          5,933        6,084       6,156         6,017        6,222
  Refined oil products..........................          5,181        5,061       4,454         5,371        6,355
  Chemical and pharmaceutical products..........         24,136       25,754      26,906        26,059       27,555
  Rubber and plastic products...................          9,389        9,673       9,853         9,845       10,675
  Non-metallic minerals and mineral products....          9,230        9,406       9,232         8,711        9,104
  Metals and metal products.....................         21,257       21,986      21,627        21,894       27,370
  Mechanic products and machinery...............         50,678       53,957      53,126        53,326       58,142
  Electric and precision machinery..............         26,383       27,625      25,007        23,761       23,761
  Transport equipment...........................         30,389       29,620      30,520        29,169       31,879
  Other manufactured products...................         17,449       17,508      16,951        15,214       15,288
  Furniture.....................................             --        9,440       9,266         8,688        8,831
Energy, gas and water production................             22           46          35            20           59
Other...........................................          1,302        2,656       2,654         5,224        5,387
                                                        -------      -------     -------       -------      -------
  Total exports.................................        260,414      272,990     269,064       264,615      284,647
                                                        =======      =======     =======       =======      =======

---------------
Source:  Bank of Italy Annual Report for 2004 (May 2005).


                                                                         Year Ended December 31,
                                                       -------------------------------------------------------------
                                                        2000          2001         2002         2003          2004
                                                       -------       -------      -------      -------       -------
                                                                              ('E' millions)
                                                       -------------------------------------------------------------
Imports (cif)
Agriculture, forestry and fishing ..............         9,228         9,021        9,047        9,292         9,266
Extractive industries ..........................        29,561        28,718       26,282       27,457        31,847
Manufactured products ..........................       217,023       220,985      220,441      218,090       236,033
  Food, beverage and tobacco products ..........        17,135        18,373       18,450       18,671        19,569
  Textiles, leather products and clothing ......        18,249        20,189       20,266       20,082        20,787
  Wood and wood products .......................         3,393         3,249        3,356        3,390         3,498
  Paper, printing and publishing ...............         7,207         6,719        6,556        6,271         6,313
  Refined oil products .........................         5,378         4,626        5,045        4,735         4,754
  Chemical and pharmaceutical products .........        33,231        33,991       35,279       35,824        38,476
  Rubber and plastic products ..................         5,387         5,396        5,509        5,566         6,007
  Non-metallic minerals and mineral products ...         2,843         2,955        2,956        2,881         3,024
  Metals and metal products ....................        26,277        25,674       24,288       24,039        29,675
  Mechanic products and machinery ..............        20,354        20,707       20,720       19,902        21,174
  Electric and precision machinery .............        38,269        37,275       34,748       33,600        37,501
  Transport equipment ..........................        35,038        37,544       39,129       38,935        40,574
  Other manufactured products ..................         4,262         4,287        4,140        4,193         4,679
  Furniture.....................................            --         1,051        1,066        1,105         1,296
Energy, gas and water production ...............         1,535         1,777        1,879        1,796         1,804
Other ..........................................         1,160         3,257        3,577        6,363         6,311
                                                       -------       -------      -------      -------       -------
  Total imports ................................       258,507       263,756      261,226      262,997       285,261
                                                       =======       =======      =======      =======       =======
  Trade Balance.................................         1,907         9,234        7,838        1,618          (616)
                                                       =======       =======      =======      =======       =======

---------------
Source:  Bank of Italy Annual Report for 2004 (May 2005).

The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products and agricultural and food industry products as well as minerals, metals and metal products, electric and precision machinery and transport equipment. Of all major European countries, Italy is the most heavily dependent on imports of energy, importing 84.8% of its energy requirements in 2003. As a result, Italy's trade balance is vulnerable to fluctuations in oil prices. The long term challenge of Italian industries is to produce the surplus necessary to fund the purchase of imported energy, raw materials and agricultural products.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period.

Current Account

In 2004, Italy's current account balance improved the deficit declining from 'E'17.4 billion in 2004 compared to 'E'12 billion in 2003 (1.3% of GDP in 2004 to 0.9% of GDP in 2003). The slowdown in domestic demand was a factor in curbing the growth in imports of goods and services with respect to that in exports. Despite the increase in world trade, exports, particularly manufactured products, were effected by losses of competitiveness deriving from the appreciation of the euro and from insufficient gains in efficiency in the manufacturing sectors.

Capital Account

Italy's capital account surplus fell from 'E'2.5 billion in 2003 to 'E'2.1 billion in 2004. The major part of the decline was attributable to the contraction in the surplus on public transfers (from 'E'3.6 billion in 2003 to 'E'2.8 billion in 2004) stemming from the reduction of 'E'0.8 billion in European Union transfers from the Regional Development Fund. Debits for debt forgiveness fell to 'E'0.1 billion, from 'E'1.1 billion in 2002 and 'E'0.7 billion in 2003.

The following table illustrates the balance of payments for the periods indicated:

                               Balance of Payments



                                                                          Year Ended December 31,
                                                         -----------------------------------------------------------
                                                          2000         2001         2002         2003         2004
                                                         -------      -------      -------      -------      -------
                                                                               ('E' millions)
Current Account..................................         (6,305)        (740)     (10,014)     (17,351)     (12,035)
Goods............................................         10,368       17,405       14,409        9,922        8,838
   Exports.......................................        260,906      273,596      267,582      263,599      283,331
   Import........................................        250,538      256,191      253,533      253,677      274,493
Services.........................................          1,167           18       (3,043)      (2,362)       1,528
Income...........................................        (13,099)     (11,635)     (15,396)     (17,811)     (14,711)
Transfers........................................         (4,742)      (6,527)      (5,624)      (7,101)      (7,690)
   to European Union Institutions................         (4,905)      (5,634)      (5,727)       6,289       (6,537)
Capital Account..................................          3,195          936          (67)       2,494        2,081
Intangible assets................................            (72)        (312)        (206)         (86)         (38)
Transfers........................................          3,267        1,248          139        2,580        2,118
   to European Union Institutions................          3,624        1,748        1,625        3,635        2,814
Financial Account................................          4,287       (3,294)       8,532       17,319        8,884
Direct Investments...............................          1,149       (7,377)      (2,739)       6,507       (1,971)
   Abroad........................................        (13,368)     (23,995)     (18,194)      (8,037)     (15,513)
   In Italy......................................         14,517       16,618       15,455       15,544       13,542
Portfolio Investments............................        (26,255)      (7,640)      16,107        3,369       26,447
   Assets........................................        (86,340)     (40,070)     (16,968)     (51,068)     (21,065)
   Liabilities...................................         60,085       32,430       33,075      (54,473)      47,512
Financial derivatives............................          2,501         (477)      (2,710)      (4,827)       1,833
Other Investments................................         29,950       11,716          985       13,676      (19,687)
Change in official reserves......................         (3,058)         484       (3,111)      (1,406)       2,262
Errors and Omissions.............................         (1,177)       3,098        1,549       (2,462)       1,071

---------------
(1) Both exports and imports are stated on a "FOB" basis for purposes of the current account.

Source: Bank of Italy Annual Report for 2004 (May 2005).

Exchange Rates

In January 1999, Italy, together with ten other European countries, introduced the Euro as its new national currency. The exchange rate was invariably fixed at Lit. 1,936.27 per Euro. As of January 1, 2002, the Euro was adopted as a single common currency, which replaced, over a maximum period of two months, the existing national currencies.

Reserves

Since 1992, the Central Government has followed a policy of generally strengthening official reserves. By the end of 2004, official reserves decreased to 'E'45.8 billion compared to 'E'50.1 billion in 2003. Flows accounted for 'E'2.3 billion of the reduction and exchange rate and valuation adjustments for 'E'2 billion. Convertible currency reserves diminished by 'E'3 billion and gold reserves by 'E'0.7 billion (Source: Bank of Italy
Annual Report for 2004 (May 2005)).

The following table illustrates the foreign exchange reserves of Italy for the periods indicated:

                            Foreign Exchange Reserves


                                                                         Year Ended December 31,
                                                        ----------------------------------------------------------
                                                         2000         2001          2002         2003         2004
                                                        ------       ------        ------       ------       ------
                                                                               ('E' millions)
                                                        ----------------------------------------------------------
Gold.............................................       23,098       24,732        25,764       26,042       25,348
SDRs(1)..........................................          255          337           103          123          106
Total position with IMF..........................        2,916        3,647         3,726        3,289        2,719
Net foreign exchange.............................       24,097       23,721        23,447       20,634       17,628
Other net reserves...............................           --           --            --           --           --
                                                        ------       ------        ------       ------       ------
Total reserves...................................       50,366       52,437        53,040       50,088       45,801
                                                        ======       ======        ======       ======       ======

---------------
(1)  Special Deposit Rights

Source: Bank of Italy Annual Report for 2004 (May 2005).


Monetary Policy

The European System of Central Banks

Prior to Italy's adoption of the Euro, the Bank of Italy was responsible for conducting monetary policy. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the Euro, and the Eurosystem became responsible for conducting a single monetary policy.

The European System of Central Banks ("ESCB") consists of the European Central Bank ("ECB"), established on June 1, 1998, and the national central banks of the European Union member states. The Eurosystem is formed by the 12 national central banks in the Euro area and the ECB. So long as there are European Union member states that have not yet adopted the Euro, there will be a distinction between the 12-country Eurosystem and the 25-country ESCB. The national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

     o    defining and implementing the monetary policy of the Euro area;

     o conducting foreign exchange operations and holding and managing the official foreign reserves of the Euro area countries;

     o    issuing banknotes in the Euro area; and

     o    promoting the smooth operation of payment systems.

The ESCB is governed by the decision-making bodies of the ECB which are:

     o the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

     o the Governing council, composed of the members of the Executive Board and the governors of the 11 national central banks, in charge of formulating the monetary policy in the Euro area; and

     o the General Council composed of the Executive Board and the 25 national central banks and contributes to the advisory functions of the ECB.

The ECB is independent of the national central banks and the governments of the member states and has its own independent budget, its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states which have adopted the Euro, pro-rated to the GDP and population of each such member state. The fully paid-up subscriptions of euro area national central banks to the capital of the

ECB of 'E'5,564,669,247.19 amounted to a total of 'E'3.978,226,562.17 at April
29, 2004 (Source: European Central Bank).

The Bank of Italy

The Bank of Italy was founded in 1893. It supervises and regulates the Italian banking industry, as discussed below, and operates services for the banking industry as a whole, including a central information office on credit risks. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets of 'E'159,585,500,925 at December 31, 2004.

Regulation of Italian banks is conducted by the Interministerial Committee for Credit and Savings, the Treasury and the Bank of Italy. The principal objectives of such regulation are the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation, which resulted in a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Interbank Fund (Fondo Interbancario di Tutela dei Depositi), established in 1987 by a group consisting of the principal Italian banks, protects depositors against the risk of insolvency of their bank and the loss of their deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties and, in the case of declared insolvency, guarantees the refund of deposits of banking customers up to a predetermined percentage of each deposit account (which is 100.0% for accounts up to 'E'103.29 million and 75.0% for the subsequent 'E'435.17 million), subject to a maximum limit of 'E'516.46 million per account.

Italian banks' bad debts as percentage of total loans increased in 2004 to 4.7% ('E'54.31 million) compared to 4.7% ('E'51.27 million) in 2003, 4.5%
('E'46.32 million) in 2002, 4.7% ('E'45.43 million) in 2001 and 5.7%
('E'51.93 million) in 2000. Further, two major Italian industrial groups recently defaulted on their payment obligations. Cirio defaulted in November 2002 and Parmalat defaulted in December 2003, and in both cases special insolvency proceedings have been initiated.

Public Finance

The State budget includes the revenues and expenditures of the Central Government and certain agencies and entities whose budgets must be approved by Parliament. Other entities whose budgets are not subject to Parliamentary approval, including autonomous agencies, regional and local governments and authorities and the national social security agencies (which are referred to, collectively with the Central Government and the agencies included in the budget, as the "public sector"), are reflected in the state budget only to the extent of the Central Government's receipts from and transfers to such entities. In April 1997, Parliament enacted legislation to reform the budget process. The objectives of the reform are to simplify the structure of the budget, to enable quicker decision making by Parliament, to promote a more efficient allocation of resources and more effective monitoring of expenditures and to increase the responsibility and administrative autonomy of senior civil servants.

Measures of Fiscal Balance

Italy reports the fiscal balance of the public sector using the following two principal measures:

     (i) Net borrowing is the consolidated revenues minus the consolidated expenditures of the general government (as defined and adopted by European Union countries). This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. For most internal purposes, Italy uses the state sector borrowing requirement as its principal measure of financial balance. The state sector is narrower than the public sector because it excludes local and regional governments and authorities and the national social security agencies. However, in the past, the Central Government has been the principal source of funds for financing deficits of the public sector, and consequently in the past the state sector borrowing requirement and the NBR have not been materially different. General government is narrower than the public sector because it excludes certain agencies and authorities; and

     (ii) Primary surplus, which is the Financial Balance less interest payments and other borrowing costs of the Central Government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The Statistical Office of the European Communities, or Eurostat, published a decision relating to the methods of accounting for securitizations in July 2002. Pursuant to the Eurostat decision, Italy will be required to account for receipts, aggregating approximately 'E'6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002 - 2004 and not in 2001.

The table below shows selected public finance indicators for the periods indicated.

                       Selected Public Finance Indicators


                                                                          Year Ended December 31,
                                                        -------------------------------------------------------------
                                                           2000        2001          2002        2003          2004
                                                        ---------    ---------    ---------    ---------    ---------
                                                                               ('E' millions)
                                                        -------------------------------------------------------------
Public government expenditure....................         541,944      592,456      604,176      638,923      653,226
% of GDP.........................................           46.5%        48.6%        47.9%        49.1%        48.3%
General government revenues......................         534,400      556,493      517,520      601,131      612,349
% of GDP.........................................           45.8%        45.7%        45.3%        46.2%        45.3%
Net borrowing....................................           7,544       35,963       32,656       37,792       40,877
% of GDP.........................................            0.6%         3.0%         2.6%         2.9%         3.0%
Primary surplus..................................          67,789       43,607       39,891       31,483       27,034
% of GDP.........................................            5.8%         3.9%         3.2%         2.4%         2.0%
Public debt......................................       1,298,670    1,350,948    1,364,880    1,385,884    1,429,256
% of GDP.........................................          111.3%       110.9%       108.3%       106.6%       105.8%

---------------
Source: Bank of Italy Annual Report for 2004 (May 2005) and Istat Annual Report for 2004.

Government net borrowing in 2004 was 3.0% of GDP compared to 2.9% in 2003 and 2.6% in 2002. The objective for net borrowing in 2004 was raised from 1.8% of GDP in July 2003 to 2.9%; the revisions mainly reflected the deteriorations in the underlying performance of accounts, owing partly to less than expected economic growth. One-off measures reduced the deficit in 2004 by more than 1.5%, compared to approximately 2.0% in 2003. The primary surplus declined to 1.8% of GDP in 2004 compared to 2.1% in 2003 and 3.5% in 2002. The ratio of taxes and social security contributions to GDP fell by 0.9% in 2004 as a result of the reduction in receipts from tax regularization schemes.

Between 2000 and 2004 the deterioration in the primary balance, excluding the effects of one-off measures, was due for nearly 2.0% of GDP to the decrease in revenue and for nearly 2.5% to the increase in expenditure. The fall in revenue was mainly the result of tax reliefs. The rise in expenditures was above all due to current expenditure, which was pushed up by outlays on pensions, health care and public employment. Capital expenditure increased by 0.6% of GDP.

Governmental Objectives

The Central Government sets forth the principal policy objectives, which, since 1992, have mainly focused on reducing net borrowing and stabilizing the debt-to-GDP ratio, in a four year planning document (referred to as the "Economic and Financial Planning Program Document," "2005 - 2008 Program Document" and "DPEF 2005 - 2008").

The Economic and Finance Program Document (Documento di Programmazione Economica e Finanziaria or "DPEF 2005 - 2008"), prepared by the Treasury and presented each year to the Parliament, sets forth two sets of forecast revenues and expenditures: the first assuming no change from current policy and the second assuming the Central Government's proposed programmatic changes are adopted. The Economic and Financial Planning Program Document published in July 2004 set objectives for 2005 of 2.7% of GDP for net borrowing and 2.6% for primary surplus. GDP growth was forecast at 2.1%. In December 2004 a budget adjustment officially estimated at 1.7% was approved.

The 2005 - 2008 Program Document

For the past four years Italy has been successful at meeting the ambitious targets set for fiscal consolidation, while introducing reforms to modernize the public sector and tax system. Although Italy substantially reduced its budget deficit, the ratio of public debt-to-GDP remains well above the 60.0% reference rate established by the Maastricht Treaty.

In July 2004, the Central Government finalized and presented to Parliament its 2005 - 2008 Program Document, which contemplates the following reforms:

     o fiscal reform, designed to continue to reduce the tax burden in order to stimulate economic growth while reducing current expenditures to balance the lower tax revenues;

     o labor market reforms, aimed at increasing the efficiency and liquidity of the labor market by introducing new standard forms of labor contracts, improving the flow of information relating to job opportunities, strengthening job training programs and reforming unemployment and other types of employment-related compensation especially to facilitate the access of women to the labor market;

     o energy reform, aimed at increasing the efficiency and liberalization of the market as well as diversify the sources and development of the current network; and

     o environmental reform, aimed at improving the safety of the soil, cleaning up polluted areas, improving the air quality and conforming to the Kyoto protocol.

The following table shows Italy's principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the 2005 - 2008 Program Document.


                                                           2005            2006            2007             2008
                                                          -------         -------        -------           -------
                                                                                 (Target)
                                                          --------------------------------------------------------
Current account surplus, as % of GDP.............           (1.2)           (1.1)           (1.2)            (1.1)
Interest expense, as % of GDP ...................            5.3             5.5             5.7              6.0
Net borrowing, as % of GDP.......................           (2.7)           (2.2)           (1.7)            (1.2)
Structural net borrowing, as % of GDP............           (2.2)           (1.9)           (1.5)            (1.1)
Public debt, as % of GDP.........................          104.1           101.9            99.3             98.1
GDP (% real growth rate).........................            2.1             2.2             2.3              2.3
Inflation (% real growth)........................            1.6             1.5             1.4              1.4
Unemployment rate (%)............................            8.2             7.6             7.3              7.0

---------------
Source: Ministero dell'Economia e delle Finanze, Economic and Financial Planning Program Document 2005 - 2008 and; Nota di Aggiornamento al Documento di Programmazione, Per Gli Anni 2005-2008.

The 2005 - 2008 Stability and Growth Program

In November 2004, Italy presented its update to its stability and growth program for the period 2005 - 2008 ("2004 Stability Program") to the Council of the European Union and the European Union Commission. The 2004 Stability Program is based on the 2005 - 2008 Program Document approved by parliament in July 2004 and amended on September 29, 2004; the Forecasting and Planning Report for 2005; on the Finance Bill for 2005; and on the law decree number 269/2003. The following table compares the principal finance indicators included in the 2004 Stability Program:

2004 Stability Program


                                                2003         2004         2005        2006         2007         2008
                                               ------       ------       ------     -------       ------       ------
                                                                      (Percentage of GDP)
                                               -----------------------------------------------------------------------
Real GDP growth rate at constant market
prices.................................          0.3          1.2          2.1         2.2          2.3          2.3
Net borrowing, as % of GDP.............         (2.4)        (2.9)        (2.7)       (2.0)        (1.4)         --
Public debt, as % of GDP ..............        106.2        106.0        104.1       101.9         99.2          --


---------------
Source: 2004 Stability Program, Update November 2004, Ministero dell'Economia e delle Finanze.

The 2004 Stability Program follows the Code of Conduct adopted by the European Union's Council on July 10, 2001, and follows the strategy outlined by the Central Government in the DPEF 2005-2008 document. It describes the structural improvements in public finances in the medium term and analyses the impact of the population's ageing trends on public finances up to the year 2050. Further, it indicates a set of preliminary estimates for the public sector's assets and liability balance sheet.

The Council of the European Union issued an opinion on February 17, 2005, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy's 2004 Stability Programs and the November 2004 Program Update:

     o Projected real GDP in 2005 growth appears to be within the higher end of the forecasting range;

     o The debt ratio is estimated to have reached 106% of GDP in 2004, only marginally below the level recorded in 2003 and far above the 60% of GDP Treaty reference value. The program projects the debt ratio to decline by over 8% over the program period mainly on account of an ambitious privatization plan. The evolution of the debt may be less favorable than projected notably given the risks to the budgetary targets and the remaining uncertainties related to stock-flow adjustments; and

     o the planned replacement of one-off measures, the implementation of structural expenditure cuts and the pace of reduction in the debt ratio may fail to be successful.

Furthermore, the Council of the European Union recommended:

     o    do the necessary to ensure the achievement of the 2005 deficit target;

     o make the necessary effort in structural terms in 2006 and beyond to achieve a budgetary position of close to balance by the end of the period covered by the program; and

     o ensure that the debt-to-GDP ratio is declining towards the 60% of GDP Treaty reference value at a more rapid pace, paying particular attention to factors other than net borrowing which contribute to the change in debt levels.

(Source: Official Journal of the European Union, Council Opinion,
         February 17, 2005.)

Taxation

Italy's tax structure includes taxes imposed at the Central Government and local level and provides for both direct taxation and indirect taxation through a value added tax ("VAT") and other transaction-based taxes. Direct taxes include personal income taxes, corporate taxes and local taxes. In 2004, direct taxes increased by 3.4% billion on a cash basis and indirect taxes increased by 4.2% (Source: Bank of Italy Annual Report for 2004 (May 2005)). In January 2003, the first step of the personal income tax reform came into force. The tax reforms introduced in the Finance Law for 2003 are aimed at reducing the overall tax burden and simplifying the tax system and will lead to two personal income tax rates instead of the present five. Deductions are aimed primarily at low and medium-income taxpayers. In the first phase of the reform changes were made to the first three income brackets and the relevant tax rates. The tax rate applied to the first income bracket was increased while that applicable to the third tax bracket was decreased (Source: Bank of Italy, Economic Bulletin, No. 36, March
2003). In 2003, the corporate tax rate (IRPEG) was decreased to 34.0% compared to 35.0% in 2002 (Source: Bank of Italy Annual Report for 2004 (May 2005)). As of January 1, 2004, the IRPEG tax will be replaced by the IRES, which has only one tax bracket, amounting to 33.0%. The regional tax on productive activities
(IRAP) is also to be phased out by the tax reform (Source: DPEF 2004 - 2007 Program Document).

The new tax regime brings Italy in line with European standards, increasing national competition and the ability to attract foreign direct investment. The tax reform is also aimed at decreasing the size of the underground economy through the introduction by the 2003 budget law of a number of tax amnesties (concordato e condono). These are different from other tax amnesties in that there are no penalties for unpaid taxes from previous periods, and only require a one-off payment from the taxpayer. They are also intended to allow for future efficiency and a greater capacity to fight tax evasion.

VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with a business or profession, and on all imports of goods or services. Italy has already issued legislation to harmonize its

VAT with applicable European Union directives. The basic VAT rate is 20.0%, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, IRAP, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Low tax compliance has been a longstanding concern for the Central Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion, and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Central Government is under-reporting of income by self-employed persons and small enterprises. In response to this problem, Parliament enacted a new form of minimum income tax for self-employed persons and small enterprises. The minimum tax is determined on a presumed minimum income for such a self-employed person or small enterprise, based on location, age, organization and type of activity. If the taxpayer does not declare the minimum income set forth, there will be an automatic intervention by the tax authorities to verify the accounts of such taxpayer. The Parliament also enacted a new tax on enterprises' capital which may, in the case of medium- and small-sized enterprises, be levied based on assets. The Central Government's efforts to increase tax compliance during the last three years have led to an increase in the general tax base and to an improvement in compliance.

Health, Education, Labor and other Social Welfare Expenditures

The Central Government currently administers almost all the country's social security and welfare programs. These programs are funded in part by contributions from employers and employees and in part from general tax revenues. In 2004, social benefits in cash which include pensions, unemployment benefits and wage supplementation, family allowances and public employees' severance pay amounted to 17.3% of GDP as compared to 17.2% in 2003 and 17.0% in 2002. In 2004, compensation of employees which includes general government social security contributions was 11.0% of GDP as compared to 11.1% in 2003 and 10.8% in 2002. In 2004, other current expenditures which include expenditures on pharmaceuticals, were 3.4% of GDP as compared to 3.3% in 2003 and 2.9% in 2001. Italy's health expenditures are in line with the European Union average, accounting for approximately one-fifth of total social expenditures. A key objective of the Central Government is to shift social spending from pensions, through reforms of the state pension system, to programs designed to increase employment (Source: Annual Report of Bank of Italy for 2004 (May 2005)).

In 1995, Parliament enacted legislation to reform the pension system and reduce pension expenditures by approximately 'E'51 billion over ten years. The new pension system, which will apply to all employees with 18 years or less of employment experience, has begun to be implemented and will be completed at the end of 2013. Once phased in, each individual's pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his or her employer on their behalf. No additional contributions will be made by the Central Government.

Since October 1992, the Central Government has initiated a series of reforms to the state pension system designed to reduce the level of benefits provided by the Central Government and to promote the development of private pension funds to supplement Central Government retirement benefits. Employer and employee contributions to the national social security pension system continue to be compulsory and have not been reduced by the reforms, although benefits have been reduced. In August 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18-year period and is expected to produce a reduction in projected pension expenditures over the next ten years. Further reforms to the pension system have been enacted by legislation tied to the 1998 budget law, which are aimed at further reducing and harmonizing the level of benefits.

Italy's public health service was traditionally run principally by regional governments with funds provided by the Central Government. In lieu of such transfers, the regions will be granted rights to raise certain taxes and to receive a portion of certain taxes raised by the Central Government. All local health care authorities were converted to joint stock companies in 1993 and are directed by managers with fixed-term work contracts and with pay partly contingent on performance. In response to rising costs, the Central Government began imposing charges for treatment and drugs beginning in 1998, subject to exemptions for low-income patients and for life-preserving measures. Health expenditure increased by 7.1% in 2004, as compared to 2.5% in 2003. This was largely due to the 8% increase in pharmaceuticals expenditures compared to a decrease of 5.3% in 2003.

Most children attend the state school system, and attendance is compulsory from ages six to fifteen. The Central Government has introduced programs to increase vocational and technical training. In 1997, the Central Government implemented a major reform of the education system, which among other things, increased the number of years of compulsory education from eight to ten years and imposed higher standards for the end-of-school exam.

Public Debt

Italy's public debt includes Treasury securities and borrowings, debt incurred by the social security agencies and regional and local governments and authorities and debt incurred by autonomous agencies within the state sector.

Italy's public debt as a percentage of GDP remains the highest among G-7 countries. However, in 1995, the Central Government reduced the debt-to-GDP ratio for the first time in 16 years. The ratio of general government debt to GDP decline in 2004 to 106.6% compared to 106.8% in 2003. Because of the substantial interest component in the annual budget, continued stabilization will require significant reductions in expenditures.

In this section, "external debt" means debt initially incurred or issued outside Italy, regardless of the currency of denomination and "short term debt" means debt that has a maturity at issuance of up to eighteen months.

The following table summarizes Italy's public debt as of the periods indicated:


                                                                 Year Ended December 31,
                                      --------------------------------------------------------------------------
                                         2000             2001            2002            2003            2004
                                      ---------        ---------       ---------       ---------       ---------
                                                                     ('E' millions)
                                      --------------------------------------------------------------------------
Medium and long term debt..........   1,014,560        1,035,237       1,038,596       1,054,083       1,087,543
Short term debt....................     102,053          113,947         113,515         119,598         118,674
Other debts........................     102,489          107,455         108,401         130,267         127,310
Money and Deposits                      113,436          131,349         145,845         104,427         119,935
                                      ---------        ---------       ---------       ---------       ---------
Total public debt..................   1,332,539        1,387,987       1,406,357       1,408,375       1,453,462
                                      =========        =========       =========       =========       =========

---------------
Source: Bank of Italy Annual Report for 2004 (May 2005).

External Debt

External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. At the end of 2004 net external public debt was 'E'98.6 billion (7.3% of GDP) compared to 'E'6.9 billion in 2003 (5.3% of GDP) (Source: Bank of Italy Annual Report for 2004 (May 2005)).

The following table summarizes the external public debt as of December 31 in each of the years 2000 through 2004.

                              External Public Debt


                                                                         Year Ended December 31,
                                                       --------------------------------------------------------------
                                                        2000          2001          2002          2003          2004
                                                       ------        ------         ------      -------        ------
                                                                             ('E' millions)
                                                       --------------------------------------------------------------
External Treasury Bonds(1)....................         69,471        79,795         81,201       84,147        85,262
FS Bonds and loans(2).........................          5,434         4,867          3,857        2,376         1,753
ANAS Bonds....................................            519           516             --           --            --
Other State sector entities...................          1,833         1,453          1,018          814           676
Other general Government entities.............          5,955         7,082          8,825       13,754         4,858
                                                       ------        ------         ------      -------        ------
Total external public debt ...................         83,305        93,713         99,901      101,091        92,549
                                                       ======        ======         ======      =======        ======


---------------
(1) Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy's $10 billion Commercial Paper program are repaid in full every year by year-end.

(2) Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (April 10, 2006).


The following table sets forth a breakdown of the external public debt, excluding external public debt of other State sector entities and other Central Government entities, by currency, as of December 31 in each of the years 2000 through 2004.


                                                                        Year Ended December 31,
                                                     -----------------------------------------------------------------
                                                       2000           2001           2002          2003         2004
                                                     ---------      ---------      ---------     ---------    --------
                                                                              (millions)
                                                     -----------------------------------------------------------------
Euro...................................                 21,496         25,310         21,753        21,354      20,328
U.S. Dollars...........................                 29,074         30,866         38,591        45,675      49,589
Swiss Francs...........................                  5,800          6,800          7,800         8,800       9,800
Japanese Yen...........................              1,675,000      1,475,000      1,475,000     1,325,000    1,225.00
British Pounds.........................                  1,305          2,505          2,005         2,605      20,328
Norwegian Kroner.......................                     --             --          2,000         4,000       4,000

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (April 10, 2006).

Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1993, a US$40 billion Medium-Term Note Program established in 1998 and a US$10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy's principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.

Debt Service

The aggregate nominal amount, before giving effect to currency swaps, of schedules repayments in respect of the principal amount of Treasury securities constituting external debt outstanding as at December 31, 2004 was as follows:

                                                                             Year Ended December 31,
                                                                ------------------------------------------------------
                                                                 2005           2006        2007-2012    2013 andafter
                                                                -------        -------      ---------    -------------
                                                                                   (millions)
                                                                ------------------------------------------------------
Euro.................................................             3,000          2,000          8,763         6,565
British Pounds.......................................               105             --            600         2,150
Swiss Francs.........................................             1,300          2,000          6,500            --
U.S. Dollars.........................................             4,100         15,000         22,989         7,500
Japanese Yen.........................................           225,000        200,000        350,000       450,000
Norwegian Kroner.....................................                --             --          2,000         2,000

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (April 10, 2006).

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted on the payment of principal or interest on any of its internal or external indebtedness.

Exchange Controls

The following discussion of exchange controls in Italy summarizes relevant Italian laws in force at the date hereof, but may not contain all of the exchange control considerations that may be relevant to an investor in deciding whether to invest in the Notes.

There are no exchange controls as such in Italy restricting rights deriving from the ownership of the Notes. Residents and non-residents of Italy may effect any investments, divestments and other transactions relating to transfers of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. Residents of Italy may hold foreign currency and foreign securities of any kind, within or outside of Italy. Non-residents of Italy may invest in Italian securities without restriction and may export funds, instruments of credit or payment and securities from Italy, whether in foreign currency or Euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Certain procedural requirements, however, are imposed by law. Italian residents, as well as non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments of credit or other securities in excess of 'E'10,329 must report all such transfers to the Italian Exchange Office (Ufficio Italiano dei Cambi or "UIC"). In case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years (for inspection, inter alia, by Italian tax and judicial authorities). Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Individuals, non-profit entities and informal partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer own foreign investments or financial assets. No such tax disclosure is required if: (i) such foreign investments or financial assets are exempt from income tax; or (ii) the total value of such foreign investments of financial assets at the end of the taxable period of the total amount of the transfers effected during the fiscal year does not exceed 'E'10,329.
Corporate residents of Italy are exempt from such tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

There can be no assurance that the present regulatory environment in or outside Italy will stay intact or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

                               OFFICIAL STATEMENTS

Information included herein which is identified as being derived from a publication of the City or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the City. All other information herein and in the Registration Statement of which this Prospectus is a part, other than that included under the caption "Underwriting" herein, is included as a public official statement made on the authority of Dott. Enrico Cardillo, Assessore alle Risorse Strategiche, City of Naples.



                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The Authorized Representative of the City in the United States of America is Mr. Donald J. Puglisi, Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, P. O. Box 885, Newark, Delaware 19715.

              SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2004


                                                                                                       Outstanding at
                                                       Final year of      Original Amount            December 31 2004/
                     Lender                           maturity (euro)      Issued (euro)          January 1, 2005 (euro)
-------------------------------------------------     ---------------     ---------------         ----------------------
Cassa Depositi e Prestiti........................             2005            139,443.36                      651.66
Cassa Depositi e Prestiti........................             2006            157,519.35                    2,569.01
Cassa Depositi e Prestiti........................             2007         98,667,696.14               26,229,251.87
Cassa Depositi e Prestiti........................             2008         75,906,776.84               24,876,916.27
Cassa Depositi e Prestiti........................             2009         20,258,021.45                7,212,961.80
Cassa Depositi e Prestiti........................             2010         71,651,021.29               34,039,971.58
Cassa Depositi e Prestiti........................             2011         77,306,461.39               41,249,563.60
Cassa Depositi e Prestiti........................             2012          8,949,337.30                4,433,565.71
Cassa Depositi e Prestiti........................             2013             26,223.10                   5,280,.5
Cassa Depositi e Prestiti........................             2014            933,674.63                  933,674.63
Cassa Depositi e Prestiti........................             2015         61,974,827.89               29,088,684.00
Cassa Depositi e Prestiti........................       After 2015        246,888,570.85              259,278,078.87

Banca OPI........................................             2012        164,494,962.89              112,857,756.67
Banca OPI........................................             2018         37,536,354.11               29,891,014.83
Banca OPI   floating.............................             2023            450,000.00                  433,802.99
Banca OPI   floating.............................             2024            350,000.00                  350,000.00
Crediop 4.95%....................................             2006         24,015,422.68                6,899,959.77
Crediop 6.35%....................................             2009         15,925,538.14                8,576,886.34
INPDAP 6%........................................             2014         26,395,480.20               20,002,888.34
Crediop floating.................................             2015          3,873,426.74                3,103,897.29
Unicredit floating...............................             2015          4,648,112.09                3,666,421.09
Banca Nazionale Lavoro...........................             2024          7,000,000.00                7,000,000.00
Banca Nazionale Lavoro...........................             2024            769,200.00                  769,200.00
Banca Nazionale Lavoro...........................             2025         23,996,000.00               23,996,000.00
Monte Paschi Siena...............................             2024         10,000,000.00               10,000,000.00
Prestito Obbligazionario.........................             2006        154,937,069.72               30,987,413.95
Prestito Obbligazionario.........................             2024        400,000,000.00              400,000,000.00
                                                                                                    -----------------
     TOTAL.......................................                                                   1,085,886,410.97
                                                                                                    =================


      Schedule of Outstanding Debt as of January 1, 2000, 2001, 2002, 2003
                               and 2004 by Lender


                                                                      Outstanding at January 1,
                                                      ---------------------------------------------------------------
                    Lender                             2000          2001           2002          2003          2004
-------------------------------------------           -----          -----         -----          -----         -----
                                                                             ('E' millions)
                                                      ---------------------------------------------------------------
CASSA DEPOSITI E PRESTITI...................           434.5         448.7         454.1         479.0         632.0
BANCA OPI...................................           190.8         182.6         173.8         164.2         154.3
ISTITUTI DI PREVIDENZA......................            26.4          25.3          24.0          22.8          21.4
I.B. S. PAOLO DI TORINO (CREDIOP)...........            36.4          36.5          32.4          28.0          23.5
OTHER.......................................             5.7           5.0           4.4           4.2           4.1
PRESTITO OBBLIGAZIONARIO....................           108.5          93.0          77.5          62.0          46.5
                                                       -----         -----         -----         -----         -----
     TOTAL OUTSTANDING DEBT.................           802.3         791.1         766.2         760.2         881.8
                                                       =====         =====         =====         =====         =====
